82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02031217

REGISTRANT'S NAME: Beijing Beida Jade Bird Universal Sci-Tech Company Ltd.

*CURRENT ADDRESS: Room 1715
Corporate Square, No 35 Financial Street
Xi Cheng District
Beijing 100032 PRC

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
APR 17 2002
THOMSON FINANCIAL

FILE NO. 82- 5262 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	[ ]	AR/S	(ANNUAL REPORT)	[✓]
12G32BR	(REINSTATEMENT)	[ ]	SUPPL	(OTHER)	[ ]
DEF 14A	(PROXY)	[ ]			

OICF/BY: [signature]

DATE: 3/7/02

82-5262

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

ANNUAL REPORT 2000 年報

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This annual report, for which the directors of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM of The Stock Exchange for the purpose of giving information with regard to Beijing Beida Jade Bird Universal Sci-Tech Company Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:– (1) the information contained in this annual report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this annual report misleading; and (3) all opinions expressed in this annual report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

香港聯合交易所有限公司（「聯交所」）創業板（「創業板」）之特色

創業板乃為帶有高投資風險之公司提供上市之市場。尤其在創業板上市之公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市之公司可因其新興性質及該等公司經營業務之行業或國家而帶有風險。有意投資之人士應了解投資於該等公司之潛在風險，並應經過審慎周詳之考慮後方作出投資決定。創業板之高風險及其他特色表示創業板較適合專業及其他經驗豐富之投資者。

鑑於在創業板上市之公司屬於新興性質，在創業板買賣之證券可能會較於聯交所主板買賣之證券承受較大之市場波動風險，同時無法保證在創業板買賣之證券會有高流通量之市場。

創業板發佈資料之主要方法為透過聯交所操作之互聯網網頁上刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資之人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人之最新資料。

根據香港聯合交易所有限公司創業板證券上市規則提供北京北大青鳥環宇科技股份有限公司之資料。董事經作出一切合理查詢後確認，就彼等深知及確信：(i)本公佈所載資料在各重大方面均屬準確及完整，且無誤導成份；(ii)本公佈並無遺漏其他事實，致使其任何聲明產生誤導；及(iii)本公佈所表達之一切意見乃經過審慎周詳考慮後始行作出，並以公平及合理之基準及假設為依據。

Contents 目　錄

Corporate Profile
公司簡介

Beijing Beida Jade Bird Universal Sci-Tech Company Limited ("the Company") was incorporated in the People's Republic of China ("the PRC") on 29 March 2000 as a joint stock company with limited liability under the PRC Company Law. In preparation for a listing of the Company's H Shares on the Growth Enterprise Market ("GEM"), a "Reorganization" was completed on 17 April 2000. The Company was listed on GEM on 27 July 2000 and became the first H Share listed on GEM. (Stock Code: 8095)

北京北大青鳥環宇科技股份有限公司(「本公司」)於二零零零年三月二十九日在中華人民共和國依據《中華人民共和國公司法》成立為有限責任之股份有限公司。本公司為籌備H股在創業板上市,於二零零零年四月十七日完成一項「重組」。本公司於二零零零年七月二十七日於創業板上市,並且成為首家於創業板上市的H股公司。(股票代號:8095)

Prior to "Reorganization", the Company's operations in the design and development of embedded technology and embedded system products were carried out and conducted by the Predecessor Entities of Jade Bird Group, including Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), Beijing Beida Jade Bird Limited ("Jade Bird"), Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan") and Beijing Beida Jade Bird Company Limited Electric Instrument Branch, whose development received the strong technological support of Peking University.

在「重組」以前,本公司設計及開發嵌入式技術及嵌入式系統產品之業務由青鳥集團的前身企業,包括北京天橋北大青鳥科技股份有限公司(「北京天橋」)、北京北大青鳥有限責任公司(「青鳥」)、北京市北大宇環微電子系統工程公司(「宇環」)及北京北大青鳥有限責任公司電子儀器分公司,在北京大學的雄厚技術支持下發展。

Currently, the Company is one of the leading software developers and integrated circuit designers in the PRC with expertise in developing software applications and designing integrated circuits for embedded system products. The Company is also engaged in the design, manufacture, marketing, distribution and sale of five different embedded system products, namely, Application Specific Integrated Circuit ("ASIC"), Network Security Products, Smart Card Application System, GPS Application System and Wireless Fire Alarm System ("WFAS"), all of which apply software and integrated circuits developed through the Company's own research and development. The Company is also engaged in the provision of total solutions to address the specific needs of each customer through applications of its existing embedded system products.

現時,本公司乃全中國首屈一指的軟件發展商及集成電路設計商之一,擁有發展嵌入式系統產品之軟件應用及設計集成電路的專業技術。本公司亦從事設計、製造、市場推廣、分銷及銷售由公司研發的五種嵌入式系統產品,分別為專用集成電路(「ASIC」)、網絡安全產品、聰明咭應用系統、GPS應用系統及無線消防報警系統(「WFAS」)等。本公司亦為客戶提供全面解決方案,透過應用現有嵌入式系統產品,切合各客戶的特定需求。

Financial Highlights
財務摘要

For the year ended 31st December, 2000　截至二零零零年十二月三十一日止年度

RMB'000 *人民幣千元*		2000 二零零零年	1999 一九九九年	1998 一九九八年
Turnover	營業額	60,843	10,419	3,029
Operating expenses	經營費用	(36,293)	(14,918)	(7,851)
Profit (Loss) attributable to shareholders	股東應佔盈利（虧損）	31,067	(4,486)	(4,807)
Earnings (Loss) per share – basic *(RMB cents)*	每股盈利（虧損）－基本 *（人民幣分）*	3.8	(0.64)	(0.69)
Dividend per share – *(RMB cents)*	每股股息－*（人民幣分）*	0.5	N/A	N/A
Total assets	總資產	386,800	26,299	15,595
Total liabilities	總負債	15,493	14,920	2,338
Net assets	淨資產	371,307	11,379	13,257

Turnover (RMB'000)
營業額（人民幣千元）


70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
3,029
10,419
60,843
1998
1999
2000

Net Profit (RMB'000)
盈利淨額（人民幣千元）


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
-5,000
-4,807
-4,486
31,067
1998
1999
2000

Executive Directors	執行董事
Mr. Xu Zhen Dong *Chairman*	許振東先生 *主席*
Prof. Chen Zhong	陳鐘教授
Prof. Zhang Wan Zhong	張萬中副教授
Mr. Xu Zhi Xiang	徐祗祥先生
Prof. Liu Yue	劉越副教授

Non-Executive Directors	非執行董事
Prof. Yang Fu Qing	楊芙清教授
Prof. Wang Yang Yuan	王陽元教授
Prof. Han Ru Qi	韓汝琦教授
Mr. Xing Huan Lou	邢煥樓先生
Mr. Lo Lin Shing, Simon	魯連城先生

Independent Non-Executive Directors	獨立非執行董事
Ms. Liu Yong Ping	劉永平女士
Prof. Nan Xiang Hao	南相浩教授

Supervisors	監事
Mr. Zhang Yong Li	張永利先生
Mr. Li Chun	李春先生
Mr. Fan Yi Min	范熠旻先生
Mr. Du Hong	杜虹先生
Ms. Lu Qing	盧青女士

Chief Financial Officer & Company Secretary	財務總監及公司秘書
Ms. Calvinna Yang, AHKSA, FCCA	楊秋明小姐 AHKSA, FCCA

Hong Kong Share Registrar & Transfer Office	香港股份過户登記處
Hong Kong Registrars Limited	香港證券登記有限公司
2nd Floor, Vicwood Plaza	香港
199 Des Voeux Road Central	德輔道中199號
Hong Kong	維德廣場2樓

Corporate Information
公　司　資　料

Legal Address

Rooms 1117/1119
Zhongcheng Building
Haidian Road
Beijing 100080
PRC

法定地址

中國
北京海淀路
中成大廈
1117/1119室
郵編100080

Principal place of business in the PRC

Room 1715, Corporate Square
35 Financial Street
Xi Cheng District
Beijing 100032
PRC
Tel: (86) 10 6275-1795
Fax: (86) 10 6275-8434

中國主要營業地點

中國
北京
西城區金融大街35號
國際企業大廈1715室
郵編100032
電話：(86) 10 6275-1795
傳真：(86) 10 6275-8434

Place of business in Hong Kong

Unit 02, 7th Floor
Asia Pacific Centre
8 Wyndham Street
Central
Hong Kong
Tel: (852) 2521-1668
Fax : (852) 2521-1669

香港營業地點

香港
中環
雲咸街8號
亞洲太平洋中心
7樓02室
電話：(852) 2521-1668
傳真：(852) 2521-1669

Website of the Company

www.china-jbu.com

本公司網址

www.china-jbu.com

Auditors

Arthur Andersen & Co
Certified Public Accountants
21st Floor, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

核數師

安達信公司
執業會計師
香港
皇后大道中15號
置地廣場
公爵大廈21樓

2000

二零零零年

29th March

三月二十九日

The Company was incorporated in the People's Republic of China as a joint stock company with limited liability.

本公司在中華人民共和國註冊成立為股份有限公司。

17th April

四月十七日

Through restructuring the business of our predecessor entities, the Company completed a "reorganization" for issuing shares.

本公司透過重整前身企業的業務，為本公司之股份發售進行了「重組」。

6th June

六月六日

A branch office was set up in the High & New Technology Industry Park in Shenzhen.

正式於深圳的高新技術產業園成立深圳分公司。

23rd June

六月二十三日

JB-FWI (Jade Bird Gateway Firewall I) passed the security testing and authentication of the Ministry of Public Security and obtained sales approval.

青鳥網關防火牆JB-FWI通過公安部安全產品測評認證，並獲得銷售許可證書。

3rd – 4th July

七月三至四日

The Company held IPO presentation in Hong Kong and IPO roadshow in Singapore.

在香港舉行上市基金推介會，並在新加坡進行上市路演。

27th July

七月二十七日

The Company was publicly listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited by issuing 24,000,000 H Shares at HK$ 11.00 per share and raised funds of HK$264,000,000.

正式在香港聯合交易所創業板上市，發行24,000,000股H股，發行價為每股港幣11元。因此，共集資港幣264,000,000元。

10th August

八月十日

The Company was admitted as a constituent stock of the Hang Seng China Enterprises Index by HSI Services Limited.

恒指服務有限公司從該日起，將本公司列入恒生中國企業指數成份股。

14th August

The Company announced its interim results. Turnover was RMB15,665,741, representing a growth of 8.2 times over the corresponding period of last year. Net profit was RMB9,382,798.

八月十四日

本公司公布上半年業績，收入總額為人民幣15,665,741元，較去年同期增長8.2倍，盈利為人民幣9,382,798元。

15th August

Through the exercise of the over-allotment option in respect of 2,400,000 additional H Shares at HK$11.00 per share, the Company raised additional funds of HK$26,400,000.

八月十五日

本公司通過行使超額配股權發行2,400,000股H股，發行價為每股港幣11元。因此，共額外集資港幣26,400,000元。

8th October

China State Cryptography Control Authority Office ("CSCCAO") authorized the Company as a designated manufacturer of commercial cryptographic products.

十月八日

中國國家密碼管理委員會辦公室（「國密辦」）評定本公司為商用密碼產品生產定點單位。

11th October

Our wholly-owned subsidiary, Beida Jade Bird Universal Sci-Tech (Cayman) Development Company Limited, was formally incorporated.

十月十一日

本公司的全資附屬公司 一北大青鳥環宇科技（開曼）發展有限公司正式成立。

18th October

"SSP01 Encryption Algorithm Chip" was examined and approved by CSCCAO for production.

十月十八日

本公司的「SSP01密碼算法芯片」通過了國密辦的驗收，並且可進行生產。

11th – 18th November

The Company launched the European roadshow in France, Germany, Italy, Switzerland and the United Kingdom.

十一月十一至十八日

本公司於歐洲五國：法國、德國、意大利、瑞士和英國進行巡迴路演。

15th November

The Company announced its third quarterly results. Turnover was RMB29,775,912, representing a quadrupled growth over the corresponding period of last year. Net profit was RMB16,351,571.

十一月十五日

本公司公布第三季度業績報告，收入為人民幣29,775,912元，較去年同期約增長4倍，盈利人民幣16,351,571元。

28th November

It was resolved at a special general meeting and a H Share class meeting respectively that each of the Promoters' Shares and H Shares with a nominal value of RMB1.00 each be subdivided into ten Promoters' Shares and H Shares with a nominal value of RMB0.10 each respectively.

十一月二十八日

本公司召開特別股東大會及H股類別股東大會，對公司股票進行拆細，通過將每股面值人民幣1.00元之發起人股及H股分別拆細為十股每股面值人民幣0.10元之拆細發起人股及拆細H股。

11th December

CSCCAO also approved the Company to develop "SJY01-A Data Encryption Card" and integrate the examined "SSP01 Encryption Algorithm Chip" on the card.

十二月十一日

國密辦同意本公司研制「SJY01-A數據密碼卡」，並且在該數據密碼卡上採用已通過測試驗收的「SSP01密碼算法芯片」。

To all Shareholders,

The Year 2000 was a year of significant growth for us. Through corporate reorganization, we have received investments from strategic investors and raised funds from the international capital market.

With the embedded system technology developed by Peking University, the Company's operating philosophy hinges on "talent-based, core technology and product backup". Prior to the reorganization, our proprietary embedded technology was not widely recognized in the market. Through the sustained efforts of our management, research and development personnel as well as sales personnel, our embedded products are now readily recognized by the market in the PRC. Our trademark "Jade Bird Universal" has also been successfully registered. We will try to establish the trademark as a brand name and a quality benchmark of embedded system products with exceptional quality.

In October 2000, we were approved by the China State Cryptography Control Authority Office ("CSCCAO") as a designated commercial cryptographic product manufacturer, which we believe is a recognition of our advantages and status in the production technology and development of the commercial cryptographic products. Last year, our "SSP01 Encryption Algorithm Chip" also passed the trials and accreditation of CSCCAO for production, which is an official recognition of our outstanding achievement in the research and development of specific security integrated circuits ("ICs"). Leveraged upon our distinct advantages and experience in encryption technology, CSCCAO also approved our proposal to research and develop "SJY01-A Data Encryption Card" and to apply our accredited "SSP01 Encryption Algorithm Chip" on the card.

These approvals are recognitions of our accomplishments in the research and development of network security and ASIC products, and further increase our confidence in this area.

致各位股東：

二零零零年，本公司透過業務重組，引入策略性投資者，及於國際資本市場集資，業務得到了重大的發展。

本公司擁有的嵌入式系統技術源自於北京大學。秉承「以人才為根本，以技術為核心，以產品為依托」的經營宗旨。於業務重組前，本公司的專有嵌入式技術仍未廣泛地被市場認識。經過本公司管理層、研發人員，以及銷售人員的努力，本公司的嵌入式產品現已漸漸被市場認可。而「青鳥環宇」的商標亦已成功註冊，並且成為一個品牌及客戶對嵌入式系統產品質量的信心標誌。

本公司於二零零零年十月獲得了中國國家密碼管理委員會辦公室（「國密辦」）的批文，成為商用密碼產品生產定點單位，認定了本公司在擁有生產商用密碼產品技術發展方面的優勢和地位。同時，本公司的「SSP01密碼算法芯片」亦通過了國密辦的驗收，並且可進行生產。這更進一步肯定了本公司在研制專用芯片上的卓越成績。乘著本公司在密碼技術上的優勢，國密辦同意本公司研制「SJY01-A數據密碼卡」，並且在該數據密碼卡上採用已通過測試驗收的「SSP01密碼算法芯片」。

上述兩項的國家級批文，認同了本公司在研發網絡安全及ASIC產品上的成就，亦增強了本公司研發人員在研發該等產品的動力和信心。

In January 2001, the State Intellectual Property Bureau awarded the Company an "Invention Patent Certificate" for our anti-hacker network security technology. Our invention is considered as not only a major advancement in network security technology, but it also enhances our position in the research and development of specific network security products.

二零零一年一月，本公司的一項防黑客專用安全網關技術得到中國國家知識產權局頒發「發明專利証書」。此項專利為網絡安全技術上一重大躍進。同時，亦提昇了本公司在研發專用網絡安全產品的地位。

This year, we commenced the adoption of the Wireless Fire Alarm System ("WFAS") in urban areas, which is a change in application of this technology from government departments to commercialization. Our fire alarm and monitoring systems have passed the examination of the State Testing Centre and are currently being used in local regions. Our "Hainan Jade Bird Safeguard Fire Alarm and Monitor Technologies" project has laid down the foundation of the concept of wireless fire alarm system. Encouraged by the emphasis of the PRC government on the "double backup" of fire alarm system, we believe that WFAS will set a new trend for the demand of fire alarm products.

本年度，本公司亦實現了在城市範圍內採用無線消防報警，從以往的政府部門走向商業用途。本公司設計的報警系統及控制器現時已可應用於區域火災報警上，而且相關產品正通過國家檢測中心的測試。「海南青鳥衛士消防報警監控技術」項目奠定了無線消防概念向商業用途發展的基礎，加上中國政府對消防系統需要「雙備份」的重視，本公司相信無線消防報警系統產品將會成為一種新趨向。

In conclusion, we believe that the on-going innovation and creation of our research and development team has achieved advancement and remarkable performance in the embedded technology. Currently, we have 120 personnel in the research and development and expect to expand our research and development team for further development in technology.

綜合上述，本公司的研發人員不斷創新，在研發嵌入式產品上有了重大的躍進和卓越的成績。目前，本公司的研發隊伍已達一百二十人，並預期為未來的技術發展會繼續擴大。

To make the Company a technology and market leader of the PRC in the field of the information security industry, the management intends to seek extensive international technological collaboration with institutions and businesses in Germany, the United Kingdom, Canada, India, Japan and other countries in order to secure better returns for shareholders, investors and the Company in the flourishing information market.

管理層將繼續努力，使本公司在信息安全領域裡成為中國技術及市場的領導者，並與德國、英國、加拿大、印度、日本等國家的機構及企業開展廣泛的國際合作，使股東、投資者和公司在日益增長的信息市場中取得更大的回報。

XU ZHEN DONG
Chairman
Beijing, the PRC, 28th March, 2001

許振東
主席
中國，北京，二零零一年三月二十八日

Financial review

The audited consolidated turnover of the Group for the year ended 31st December, 2000 amounted to RMB60,843,000, representing an increase of RMB50,424,000, or a growth of 4.8 times over 1999.

The Group's profit attributable to shareholders and earnings per share for the year ended 31st December, 2000 were RMB31,067,000 and RMB3.8 cents respectively, turning loss in previous year to profit this year.

As at 31st December, 2000, the Group had net working capital of approximately RMB361,425,000, of which RMB327,469,000 was cash.

For the year ended 31st December, 2000, approximately 22% and 78% of the revenue were derived from the sales of embedded system products and the provision of total solution services respectively.

Business Review

GPS Application System

In addition to the renewal of the existing engineering project with Sichuan Tianmu Monitor & Security Systems Co. Ltd., the Company has successfully secured a contract with Beijing InterCar Network Technology Ltd. These two control centre projects have contributed a total revenue of approximately RMB22,563,000, a 137.4 times increase over last year. The box unit of the GPS application system for vehicles is expected to be ready for installation and testing in 2001 at which times the corresponding revenue will materialize accordingly.

財務回顧

本集團截至二零零零年十二月三十一日止年度經審核之綜合營業額為人民幣60,843,000元，較一九九九年度營業額增長人民幣50,424,000元，或增長4.8倍。

本集團截至二零零零年十二月三十一日止年度經審核之股東應佔溢利及每股溢利分別為人民幣31,067,000元及人民幣3.8分，與去年比較，轉虧為盈。

於二零零零年十二月三十一日，本集團的淨營運資金為人民幣361,425,000元，其中現金為人民幣327,469,000元。

截至二零零零年十二月三十一日，約22%及78%的收入分別來源自銷售嵌入式系統產品及提供全面解決方案服務。

業務回顧

GPS應用系統

GPS應用系統中的控制中心部份，除了延續原有的四川天目監控保安系統有限公司的工程項目，本公司亦爭取到北京汽車網技術公司的合約，為本公司帶來高達共約人民幣22,563,000元的收入，較去年增長137.4倍。GPS應用系統中的車載台部份將會於二零零一年進行安裝及測試，而有關收益，將會在二零零一年實現。

Network Security Products

Network security is one of the major focuses in developing the network industry. The Company is one of the few designated commercial encryption product manufacturers accredited by CSCCAO. Commercial network security product is now the second largest source of revenue for the Company depicting a noticeable rising trend. In 2000, the revenue derived from this segment amounted to RMB22,043,000, an increase of 2.6 times over last year. Given our unique proprietary technology and market position, we believe a sustained growth in the related revenue will continue.

網絡安全產品

網絡安全是發展網絡事業極為重要的一環，本公司是少數得到國密辦公室認定的商用密碼產品生產定點單位之一。商用網絡安全產品現時已成為本公司收入第二位的產品，並且有顯著的上升趨勢。二零零零年，來源自網絡安全產品收入為人民幣22,043,000元，較去年增長2.6倍。本公司預計憑著網絡安全產品獨特的專有技術及市場地位，有關收入仍會持續增長。

Wireless Fire Alarm System ("WFAS")

In 2000, the revenue derived from our WFAS amounted to RMB6,621,000, an increase of 5.4 times over last year. The urban WFAS products designed and installed for Hainan Jade Bird Safeguard Firefighting Alarm & Monitor Technologies Co. Ltd. have already become an industry benchmark. The marketing of WFAS products will be extended to other provinces and cities in the PRC.

無線消防報警系統

二零零零年，本公司獨有的無線消防報警系統於二零零零年帶來了收益達人民幣6,621,000元，較去年增長5.4倍。本公司為海南青鳥衛士消防報警監控技術有限公司設計及安裝的城市無線消防報警系統已成為典範，而無線消防報警系統產品亦會漸漸推廣至各省、市。

ASIC Products

ASIC products have always been the centre of attention in the information technology industry. The Company's ASIC products have become fully fledged from previous year's research and development phase of rudimentary products and achieved a revenue of RMB6,287,000 in 2000, an increase of 8.2 times over last year. In view of the huge potential market demand in the PRC coupled with our proprietary technology and its application in network security, the Company believes that ASIC products will mature over time in line with the special features of the PRC market.

ASIC產品

ASIC產品一直備受信息科技行業關注。從去年仍處於研發階段，尚屬雛型的產品，於本年度，ASIC產品已為本公司帶來達人民幣6,287,000元的收益，較去年增長8.2倍。由於本公司設計的專用芯片面對的是一個潛在的巨大中國市場，加上本公司獨有的技術，並應用於網絡安全上，本公司相信ASIC產品將會配合中國市場的特色漸漸成熟。

Smart Card Application Systems

Since smart card application systems products have been widely accepted and used, competition is relatively intense amongst suppliers. However, benefited from the Company's origin in tertiary education institutions and close relationship with our peers as well as the practicality in the concept of "One Card for Campus Services" project, the revenue derived from smart card application systems reached RMB3,329,000, an increase of 0.3 times over last year. At present, the Company has completed the design and installation of smart card application systems in a number of middle schools and universities. It provides an alternative payment method for the younger generation. In addition, our smart card application systems have been also applied by a number of government authorities such as the China State Statistics Department, the China State Planning Committee and the Ministry of Finance, which broadened our customer base in the application of this product.

聰明卡應用系統

聰明卡應用系統產品現時已廣泛地被社會人士接納及應用。因此，聰明卡應用系統面對的市場競爭亦較為激烈。然而，憑藉著本公司與各大學府的深厚淵源及良好關係，以及「校園一卡通」項目的概念實際，二零零零年有關收入亦達到人民幣3,329,000元，較去年增長0.3倍。現時本公司已為多間中學及大學設計及安裝了聰明卡應用系統，為社會的新一代提供了另一種的付款形式。同時，本公司的聰明卡應用系統，亦已應用到國家統計局，國家計劃委員會，財政部等國家行政機構的相應部門，成功拓展了新的應用領域。

Outlook

Since March 2000, the information technology industry has been under enormous impact and is undergoing a period of consolidation. In face of the ever-intense competition, the Company leveraged its proprietary technology and employee dedication in achieving a satisfactory result during a very tough year.

In the coming year, the Company will continue to strengthen its research and development team by increasing its number from 120 to 180. Meanwhile, the Company will establish a technology research centre and a sales and distribution centre in Beijing and recruit experienced sales personnel to spearhead the introduction of our proprietary embedded system products into the market.

未來展望

信息科技行業由二零零零年三月開始一直受到巨大沖擊，並且進入了整固階段。面對龐大的市場競爭，本公司憑著自身的獨有技術，各員工的努力，在艱苦的一年裏，仍然創造了良好的業績。

在未來一年，本公司將繼續壯大研發隊伍，由原來的一百二十人，增加至一百八十人。同時，本公司亦會擴大在北京的技術研究中心和營銷服務中心，增聘有經驗的銷售人員，將本公司獨有的嵌入式系統產品更多地推向市場。

The establishment of a research and development centre in Shenzhen will be one of the Company's key development project in the coming year. We will actively coordinate with the relevant government authorities in securing a more favourable site for development as well as capitalising upon the various talents concentrated in Shenzhen to speed up the construction of the centre in Shenzhen.

深圳的研發中心將會是本公司重要的發展項目之一。本公司會積極地與有關政府部門聯繫，爭取較佳的發展用地，與及利用深圳集合各地專才的特點，爭取加快建立深圳研發中心。

To integrate the research and development of commercial cryptographic technology with the anti-hacker network security gateway developed by us in 2000, we are committed to drive the development and improvement as well as commercialisation of our embedded products and elevate the further advancement of the information network industry in the PRC.

綜合於二零零零年研發的商用密碼技術和發明的專用安全網關技術，本公司將致力推動嵌入式產品的研發和改良，並且加速市場化，令中國的信息網絡業更上一層樓。

As both the government and business sectors are placing increasing emphasis on urban wireless fire alarm systems, the Company will proactively research and develop various types of WFAS tailored for the characteristics and requirements of different regions. The Company aims to explore new market and set a new milestone in fire prevention and security.

此外，由於城市無線消防報警概念漸漸受到國家及商界重視，本公司亦會積極研發不同的系統形式，配合不同地區的特質和需要，開拓一個新的市場，為人類在防火安全上創下一個新的里程碑。

With China's imminent entry into the World Trade Organization, the information technology industry in the PRC has to meet international challenges. Aside from the continued endeavour in the research and development, the Company will seek cooperation with strategic partners and investors. The Sino-German joint venture contract to be executed in Shanghai by the Company for design, production and distribution of network security products and provision of maintenance and after-sales services in the second quarter of 2001 set an encouraging pace for the efforts. The estimated investment amount to be contributed by the Company is approximately RMB6 million. The management will continue to pursue new opportunities in order to increase profits and returns for the Company.

中國即將加入世界貿易組織，信息科技業將面臨更重大的考驗。除了提高本身技術及研發新的嵌入式產品以面對競爭外，本公司亦積極尋找策略性伙伴及合作投資者，而本公司將於二零零一年第二季度在上海簽定的中、德合資協議正是一個開端。合資公司將從事網絡通訊產品的設計、製造、銷售及售後維修和服務，本公司的投資額估計約為人民幣6,000,000元。管理層將繼續尋覓新的商機，務求為本公司賺取更豐厚的收益及回報。

Executive directors

Mr. Xu Zhen Dong, aged 36, is an executive Director and the Chairman of the board of Directors of the Company. Mr. Xu is responsible for the Company's overall strategic planning, corporate formulation and financial strategies. In 1987, Mr. Xu graduated from the Computer Science and Technology Department of Peking University. Mr. Xu is a director and the general manager of Jade Bird and the chairman and authorised representative of Beijing Tianqiao. Mr. Xu joined the Jade Bird Group in November 1994 and subsequently joined the Company in March 2000.

Prof. Chen Zhong, aged 37, is an executive Director and the president of the Company. He is responsible for the overall technology, product research and development of the Company. Prof. Chen graduated from the Computer Science and Technology Department of Peking University with a doctorate degree in computer science and technology in 1989. Prof. Chen participated in the research and development of the State focal science and technology project relating to "Software Engineering Environment Jade Bird System" Since 1995, Prof. Chen has been principally engaged in the research of network and information security system, software domain-specific software engineering, etc. Prof. Chen participated in certain State's research subjects including "Internet security technology and strategy research", "Internet information automatic search and recognition technology", "Internal network security system" and the State torch project of "Regional banking and financial network security". Prof. Chen received awards including the State's Science and Technology Achievement Award of Youth in 1996, the Special Awards in Advancement of Science and Technology by the Ministry of Electronic Industry, the Second Awards in the State's Science and Technology Advancement in 1998. Prof. Chen is also a director of Jade Bird and Beijing Tianqiao. Prof. Chen joined the Jade Bird Group in November 1994 and subsequently joined the Company in March 2000.

執行董事

許振東先生，36歲，本公司執行董事兼董事會主席。許先生負責本公司之整體策略性規劃、公司系統及財務策略。許先生於一九八七年畢業於北京大學計算機科學技術系。彼現為北京北大青鳥有限責任公司董事兼總經理，北京天橋主席兼法人代表。許先生於一九九四年十一月加入青鳥集團，其後於二零零零年三月加入本公司。

陳　鐘教授，37歲，本公司執行董事兼總裁。彼負責本公司之整體科技及產品研究與發展。陳教授畢業於北京大學計算機科學技術系，一九八九年獲得計算機科學博士學位。陳教授參加了國家重點科技攻關項目「大型軟件工程環境青鳥系統」的研究與開發工作。自一九九五年以來，陳教授一直主要從事網絡安全及信息安全系統，軟件特定網域軟件工程等研究工作。陳教授曾參與若干國家研究項目，包括「互聯網安全技術與對策研究」、「互聯網信息自動搜尋與識別技術」、「內部網安全系統」及國家火炬計劃「區域銀行及金融網絡安全」。陳教授取得獎項，包括一九九六年之中國青年科技成就獎，以及於一九九八年之電子工業部科技進步獎及國家科技進步獎第二等獎。陳教授為青鳥及北京天橋之董事。彼於一九九四年十一月加入青鳥集團，其後於二零零零年三月加入本公司。

Executive directors (Cont'd)

Prof. Zhang Wan Zhong, aged 37, is an executive Director and vice president of the Company. He is primarily responsible for the overall administration, corporate matters and public relations of the Company. Prof. Zhang graduated from Peking University with a master's degree in science. Prof. Zhang held various positions in the administrative arm of Peking University including the vice superintendent of the Remote Sensing and Geographic Information System Department of Peking University which is responsible for the State's focal science and technology project relating to key problem's solving. He was the authorised representative and general manager of Peking University Science Information Technology Company. Prof. Zhang joined the Jade Bird Group in October 1998 and subsequently joined the Company in March 2000.

Mr. Xu Zhi Xiang, aged 35, is an executive Director and vice president of the Company. He is responsible for the Company's sales and marketing in the PRC. Mr. Xu graduated from Peking University with a bachelor's degree in computer science and technology specialising in software and subsequently obtained a master's degree in software engineering and computer science from Software Research Centre of the Science Institute of the PRC. Mr. Xu is also the director and general manager of Beijing Tianqiao and Beida Jade Bird Commercial Information System Company Limited. Mr. Xu joined the Jade Bird Group in November 1994 and subsequently joined the Company in March 2000.

執行董事（續）

張萬中副教授，37歲，本公司執行董事兼副總裁。彼主要負責監管本公司行政、公司事務及公共關係事宜。張教授畢業於北京大學，持有理學碩士學位。張教授曾在北京大學的多個行政部門任職，如曾任北京大學遙感與地理信息系統研究所副所長，負責過國家重點科技攻關項目；曾任北大賽思信息技術公司法人代表兼總經理。張教授於一九九八年十月加入青鳥集團，其後於二零零零年三月加入本公司。

徐祗祥先生，35歲，本公司執行董事兼副總裁。彼負責本公司於中國之銷售及市場推廣事宜。徐先生畢業於北京大學，持有計算機科學技術學士學位，專攻軟件，其後取得中國科學院軟件研究所軟件工程與計算機科學碩士學位。彼現亦為北京天橋總經理及北京北大青鳥商用信息系統有限公司董事及總經理。徐先生於一九九四年十一月加入青鳥集團，其後於二零零零年三月加入本公司。

Executive directors (Cont'd)

Prof. Liu Yue, aged 38, is an executive Director and vice president of the Company. She is responsible for product research and development and corporate relations of the Company. She is an expert in IC design and ICCAD. She was awarded the Second Prize of Technological Achievement in Beijing and the Antai Prize of Peking University. She is currently the general manager of Yu Huan. Prof. Liu joined the Jade Bird Group in June 1996 and subsequently joined the Company in March 2000.

執行董事（續）

劉　越副教授，38歲，本公司執行董事兼副總裁。彼負責本公司之產品研究開發以及公司關係事宜。她具有IC設計及ICCAD方面的專長，曾獲得北京市科技成果二等獎、北京大學安泰獎等獎勵。現擔任宇環總經理。劉教授於一九九六年六月加入青鳥集團，其後於二零零零年三月加入本公司。

Non-executive Directors

Prof. Yang Fu Qing, aged 67, a famous computer expert, is a non-executive Director. She is a fellow of the Science Institute of the PRC and a professor of the Information and Engineering Department of Peking University. Prof. Yang has over 40 years of experience in the research of process automation and system software. She has developed the operation system of the first computer made in the PRC and the first PRC's operation system using pure high level computer language. Owing to her great achievement in scientific research, Prof. Yang received numerous honorary awards, such as the Second Awards in State's Advancement of Technology in 1998, the Special Award in Advancement of Technology by the Ministry of Electronic Industry in 1996, the First Prize of Technological Achievement from Guanghua Technology Fund and the "He Liang-He Li" Fund-Advancement of Science and Technology in 1997. Prof. Yang has nurtured more than 100 graduate and doctorate students. She has published more than 70 thesis and 6 publications. Prof. Yang is the chairman of Jade Bird Software and Jade Bird. Prof. Yang is the wife of Prof. Wang Yang Yuan. Prof. Yang joined the Jade Bird Group in November 1992 and subsequently joined the Company in March 2000.

非執行董事

楊芙清院士，67歲，著名計算機專家，非執行董事。彼為中國科學院院士、北京大學信息與工程科學系教授楊院士在研究程序自動化、系統軟件方面具有逾40年經驗，並研製中國第一台計算機的操作系統和中國第一個全部用高級語言編寫的操作系統，憑藉在科研方面之重大成就，楊院士多次獲得各種榮譽獎項，如：一九九八年國家科技進步二等獎，一九九六年電子工業部科技進步特等獎等十餘項國家級及部委級獎項，「光華科技基金」一等獎，「何梁－何利基金一九九七年度科學與技術進步獎」等。她培育了百餘名研究生及博士生，並發表論文70多篇，著作6部。楊院士為青鳥軟件及青鳥的董事長，彼為王陽元院士的妻子。彼於一九九二年十一月加入青鳥集團，其後於二零零零年三月加入本公司。

Non-executive Directors (Cont'd)

Prof. Wang Yang Yuan, aged 65, a famous microelectronics expert, is a non-executive Director. Prof. Wang, is a fellow of the Science Institute of the PRC and a professor and head of the Institute of Microelectronics of Peking University. Prof. Wang specializes in the research of microelectronics and has successfully developed PRC's first piece of three-type 1024 bit MOSDRAM. He is recognised as one of the major explorers of gate terminal N channel technology. In the research of polysilicon chips, Prof. Wang introduced stress enhanced oxidation model for thin polysilicon film oxidation, feature parameter and engineering application formula and has recently commenced research in new structure circuit and MEMS, circuit simulation of CMOS/SOI circuit, etc. Prof. Wang was awarded at the national and departmental levels including the Pan Wenyuan Certificate, the National Science Society Award, the National Invention Award, and the First Prize of Technological Achievement from the National Teaching Committee. Prof. Wang has nurtured dozens of gradaute, doctorate and post-doctorate students and published more than 150 thesis and 20 publications. Prof. Wang is a director and the chief consultant of Jade Bird. Prof. Wang is the husband of Prof. Yang Fu Qing. Prof. Wang joined the Jade Bird Group in December 1994 and subsequently joined the Company in March 2000.

非執行董事(續)

王陽元院士,65歲,著名微電子專家,非執行董事。彼為中國科學院院士及北京大學微電子學研究所教授及所長。王院士專門研究微電子領域,並已成功研製中國第一塊三種類型1024位MOSDRAM,被認為是硅柵N溝道技術開拓者之一。王院士在多晶硅薄膜研究方面提出了多晶硅薄膜氧化動力學應力增強氧化模型、特徵參量和工程應用方程。近年來,開展新結構電路、微電子機械系統(MEMS) CMOS/SOI電路之電路模擬的研究。獲得包括潘文淵獎、全國科學大會獎、國家發明獎、國家教委科技進步一等獎等在內的國家和部委級獎勵。他培育了幾十名碩士生、博士生和博士後研究人員,並發表論文150餘篇,著作20部。王院士為青鳥的董事兼總顧問,彼為楊院士的丈夫。彼於一九九四年十二月加入青鳥集團,其後於二零零零年三月加入本公司。

Non-executive Directors (Cont'd)

Prof. Han Ru Qi, aged 61, is a non-executive Director. Prof. Han is a professor and tutor of doctorate students of Peking University. Prof. Han was awarded the National Special Prize in the Second Annual National High School Excellent Teaching Publication Competition in 1992 and the Second Prize of State Technological Achievement in 1996. He is currently a standing committee member of the National Political Consultative Conference, member of Minge Beijing Chief Committee, vice chairman of the Beijing Political Consultative Conference and standing committee member of the Central Cultural Reform Committee. Prof. Han joined the Company in March 2000.

Mr. Xing Huan Lou, aged 51, is a non-executive Director. Mr. Xing studied in Beijing Economics Institute and State Social Science Post-Graduate Institute. He was the chief economist of the Beijing City Planning Committee. Mr. Xing joined Beijing Integrated Investment Company since May 1997 and has been its general manager and authorised representative. He is currently also the vice-chairman of Jade Bird. Mr. Xing joined the Jade Bird Group in November 1994 and subsequently joined the Company in March 2000.

非執行董事（續）

韓汝琦教授，61歲，非執行董事。北京大學教授、博士生導師。彼在一九九二年榮獲第二屆全國高校優秀教材評選國家級特等獎，並於一九九六年獲國家科技進步二等獎。彼現任全國政協常委、民革北京市主任委員、北京市政協副主席、民革中央常委。韓教授於二零零零年三月加入本公司。

邢煥樓先生，51歲，非執行董事。邢先生曾於北京經濟學院、中國社會科學院研究生院研習，曾擔任北京市計劃委員會總經濟師。邢先生於一九九七年五月加入北京市綜合投資公司，並擔任總經理兼法定代表人至今。彼現亦為青鳥的副主席。邢先生於一九九四年十一月加入青鳥集團，其後於二零零零年三月加入本公司。

Non-executive Directors (Cont'd)

Mr. Lo Lin Shing, Simon, aged 45, is a non-executive Director. Mr. Lo holds a Bachelor of Business Administration degree. He possesses over 20 years of experience in the financial, securities and futures industries. He has been a member of the CME and IMM since 1986. Mr. Lo is the chairman of Asia Logistics Technologies Limited, and the deputy chairman of Tai Fook Securities Group Limited and New World CyberBase Limited. He is also an executive director of Asean Resources Holdings Limited, The Kwong Sang Hong International Limited and Pacific Ports Company Limited, all of which are companies whose shares are listed on the Stock Exchange. Mr. Lo joined the Company in March 2000.

非執行董事(續)

魯連城先生，45歲，非執行董事。魯先生持有工商管理學士學位。魯先生在金融、證券及期貨業方面積逾20年經驗。彼自一九八六年起為芝加哥商品交易所之會員，並持有國際貨幣市場之會籍。魯先生為亞洲物流科技有限公司之主席、大福證券集團有限公司及新世界數碼基地有限公司之副主席；魯先生亦是亞細安資源控股有限公司、廣生行國際有限公司及太平洋港口有限公司之執行董事，上述公司之股份均在聯交所上市。魯先生於二零零零年三月加入本公司。

Independent Non-executive Directors

Ms. Liu Yong Ping, aged 65, is an independent non-executive Director and a member of the audit committee of the Company. Prof. Liu graduated from the Faculty of National Politics of the People's University of China. Prof. Liu was the editor of "Frontier" magazine. Prof. Liu was the deputy head and researcher of Beijing Social Science Institute. Prof. Liu is currently the deputy chief editor of "Research on the Special Characteristics of Socialism in the PRC". Prof. Liu was appointed as an independent non-executive Director in March 2000.

獨立非執行董事

劉永平女士，65歲，本公司獨立非執行董事兼審核委員會委員。劉永平女士畢業於中國人民大學國政系，曾任《前線》雜誌編輯。劉教授曾擔任北京社會科學院副院長及研究員。劉教授現任《中國特色社會主義研究》雜誌副總編輯。劉教授於二零零零年三月獲委任為獨立非執行董事。

Independent Non-executive Directors (Cont'd)

Prof. Nan Xiang Hao, aged 64, is an independent non-executive Director. Prof. Nan is currently a part-time professor in the graduate school of the University of Science & Technology of China. Prof. Nan was previously a supervisor of The Third Information Cryptology Commissory of The Chinese Computer Association. Prof. Nan was awarded various science award such as the Second Prize of State Technological Achievement. Prof. Nan was appointed as an independent non-executive Director in March 2000.

獨立非執行董事(續)

南相浩教授，64歲，獨立非執行董事。現為中國科技大學研究生院兼職教授，還擔任過中國計算機學會第三屆信息保密專業委員會主任。南教授曾獲得國家科技進步二等獎等多項科技獎等多項科技獎勵。南教授於二零零零年三月獲委任為獨立非執行董事。

Supervisors

Mr. Zhang Yong Li, aged 35, is chairman of the Company's supervisory committee. He graduated from the Geology Department of Peking University with a bachelor's degree in Geology and subsequently obtained a doctorate degree in science from Chinese Science University. Mr. Zhang held various positions in the Jade Bird Group mainly in the areas of accounting and administration and was appointed deputy general manager and head of accounting department of Jade Bird since November 1998. Mr. Zhang joined the Jade Bird Group in November 1994 and subsequently joined the Company in March 2000.

監事

張永利先生，35歲，本公司監事會主席。彼畢業於北京大學地質學系，獲得地質學學士學位；後於中國科技大學取得理學博士學位。張先生主要在青鳥集團負責財務和行政工作，並於一九九八年十一月開始至今擔任青鳥副總經理兼財務部主任。張先生於一九九四年十一月加入青鳥集團，其後於二零零零年三月加入本公司。

Mr. Fan Yi Min, aged 41, is a Supervisor. Mr. Fan graduated from Hangzhou University with a bachelor's degree in Chinese language. He worked in Zhejiang Provincial Committee in 1982 and Zhejiang Foreign Trade Company in 1991. Mr. Fan joined the Jade Bird Group in August 1998 and is currently a vice president of Jade Bird. He joined the Company in March 2000.

范熠旻先生，41歲，監事。范先生畢業於杭州大學。彼於一九八二年在浙江省委員會工作，並於一九九一年在浙江省對外經貿公司工作。范先生於一九九八年八月加入青鳥集團，現任青鳥的副總經理。彼於二零零零年三月加入本公司。

Supervisors (Cont'd)

Mr. Li Chun, aged 32, is a Supervisor and a research supervisor of the Company. He graduated with a bachelor's degree in electronics and communication from the Department of Information Engineering System of Peking University. After his graduation, he remained in the university to engage in the development of electronic products. In February 1995, Mr. Li joined Jade Bird Group and was appointed head of Mechan-engineering Unification Research Centre, deputy general manager of Beida Jade Bird Electronics Group and Beida Jade Bird Information Project Limited which are responsible for the development and organisation of electronic and information products. He subsequently joined the Company in March 2000.

Mr. Du Hong, aged 47, is an independent Supervisor. He is currently a member of the qualification assessment committee of the State's Office senior engineering technology, a member of the assessment committee of the State's Science and Technology Advancement Award and a member of the strategic research expert committee of the State's "Eight, Six, Three" Plan relating to information security technology development. He was a senior engineer of the State Cryptography Research Centre. He joined the Company in March 2000.

Ms. Lu Qing, aged 35, is an independent Supervisor. Ms. Lu graduated from Peking University with a bachelor's degree in economics and subsequently obtained a master's degree in economics and politics. In 1996, Ms Lu obtained a master's degree in business administration from HEC School of Management in Paris, France. Ms. Lu has extensive experience in investment consulting. She joined the Company in March 2000.

監事（續）

李　春先生，32歲，本公司監事及研發主管。彼畢業於北京大學信息工程系統，持有電子信息學士學位。畢業後，李先生留校進行電子產品開發。一九九五年二月，李先生加入青鳥集團，並獲委任為機電一體化研究所所長、北大青鳥電子集團副總經理及北大青鳥信息工程有限責任公司副總經理，負責電子及信息產品的開發和項目組織工作，其後於二零零零年三月加入本公司。

杜　虹先生，47歲，獨立監事。彼現為中共中央辦公廳工程技術高級職務的資格評審委員會的會員、中共中央辦公廳科學技術進步獎評審委員會的會員及國家八六三計劃信息安全技術發展戰略研究專家組的會員。彼為國家密碼研究中心的高級工程師。彼於二零零零年三月加入本公司。

盧　青女士，35歲，獨立監事，盧女士畢業於北京大學，持有經濟系學士學位，其後取得經濟政治碩士學位。於一九九六年，盧女士年赴法國巴黎高等商學院學習並獲得工商管理碩士學位。盧女士對投資諮詢業具有豐富的經驗。彼於二零零零年三月加入本公司。

Senior Management

Ms. Calvinna Yang, aged 30, is the chief financial officer and the company secretary of the Company. She has 9 years of experience in management accounting, public accounting, taxation and financial management in Hong Kong and the PRC. Ms. Yang holds a bachelor's degree in accounting from the Hong Kong Polytechnic University, and is an associate member of the Hong Kong Society of Accountants and a fellow member of the Association of Chartered Certified Accountants. Ms. Yang joined the Company in April 2000.

Ms. Zhu Qing, aged 38, is a marketing manager and a vice president of the Company. In 1982, she graduated from the Radio Frequency Electronics Department of Peking University specialising in electronic physics. Ms. Zhu was awarded the Certificate of Excellent Project relating to computer application development Ms. Zhu joined the Jade Bird Group in December 1998 and subsequently joined the Company in March 2000.

高級管理層

楊秋明女士，30歲，財務總監及公司秘書。彼於香港及中國管理會計、公共會計、稅務及財務管理方面積累九年經驗。楊女士持有香港理工大學會計學士學位，並為香港會計師公會會員及英國特許公認會計師公會資深會員。楊女士於二零零零年四月加入本公司。

朱　青女士，38歲，本公司市場經理兼副總裁。一九八二年畢業於北京大學無線電率電子系，專攻電子物理。朱女士曾獲計算機應用開發優秀項目證書。朱女士於一九九八年十二月加入青鳥集團，其後於二零零零年三月加入本公司。

Senior Management (Cont'd)

Mr. Duan Yun Suo, aged 32, is a research manager and a vice president of the Company. He obtained a doctorate in medicine engineering of Zhejiang University. He carried out post-doctorate research in the Computer Science and Technology Department of Peking University. Since 1997, he was associate professor of the Computer Science and Technology Department of Peking University. Mr. Duan has extensive experience in research and development of network and information security and communication. Mr. Duan joined the Jade Bird Group in January 1996 and subsequently joined the Company in March 2000.

Mr. Zhang Jun, aged 37, is a vice president of the Company. He is responsible for the manufacture, sales and marketing of GPS application system and WFAS products. Mr. Zhang graduated from Peking University with a bachelor's degree in law and subsequently obtained a master's degree in investment management from the economics department of the Science Institute of the PRC. Mr. Zhang has been engaged in international trade and corporate management for years. Mr. Zhang joined Jade Bird Group in October 1998 and subsequently joined the Company in March 2000.

高級管理層（續）

段雲所先生，32歲，本公司研究經理兼副總裁。段先生獲得浙江大學醫學工程系博士學位。彼於北京大學計算機科學技術系從事博士後研究。彼於一九九七年至今擔任北京大學計算機科學技術系副教授，在網絡安全、信息安全和通信等方面有豐富的研發經驗。段先生於一九九六年一月加入青鳥集團，其後於二零零零年三月加入本公司。

張　濬先生，37歲，本公司副總裁。張先生負責本公司GPS應用系統和WFAS產品之生產、銷售及市場推廣事宜。張先生畢業於北京大學，持有法學士學位，其後取得中國科學院經濟系投資管理學碩士。張先生曾長期從事國際貿易和企業管理事務。張先生於一九九八年十月加入青鳥集團，其後於二零零零年三月加入本公司。

Business Objectives as stated in the Prospectus up to the end of 31st December, 2000 按招股章程所述截至二零零零年十二月三十一日之業務目標	Actual business progress up to the end of 31st December, 2000 截至二零零零年十二月三十一日之實際業務發展

1. Embedded Systems
1. 嵌入式系統部分

1.1 Software
1.1 軟件

Conduct feasibility study and finalise research and development	Based on the analysis and study of the application of embedded systems, the Company has completed an evaluation on the instruction processing system for developing embedded software, and confirmed the development platform of embedded software. The Company will continue to develop and improve the quality of existing products so as to cope with market requirements.
進行可行性研究;及完成研究及發展方法	本公司在完成了嵌入式系統軟件應用分析研究的基礎上,完成了嵌入式軟件發展所採用的指令系統的評估,並確定了嵌入式軟件發展平台。在此基礎上,生產出的一系列嵌入式產品會更完善、更成熟,更好地適應市場需求。
Establish a small scale experimental model of reusable embedded system software library	Given the rapid development of embedded software, more time is needed to examine and adjust the development platform. Hence, the Company has decided to defer the plan to the second quarter of 2001.
成立可再用嵌入式軟件資料庫之小規模試驗模型	由於嵌入式軟件的加速發展,本公司需更多時間測試及調整開發平台,可再用嵌入式軟件資料庫之小規模試驗模型,將延遲至二零零一年上半年進行。

1.2 Hardware
1.2 硬件

1.2.1 Embedded microprocessor
1.2.1 嵌入式微處理器

Commence core technology study and complete system logic design	The Company has been engaged consistently in core technology study and completed technological research on system level low power consumption and system logic design. The Company has also conducted research on testability techniques, and proceeded research on the design of RAM, ROM and ALU and technology of digital integrated circuit.
開展核心技術研究，完成設計系統邏輯設計	本公司一直開展核心技術研究，現已完成了低耗電量系統技術研究和系統邏輯設計，並就其可測性技術進行研究，同時繼續研究RAM、ROM、ALU設計和數碼積體電路技術。
Complete programming language conversion compiler	The Company has completed programming language conversion compiler and software modulator.
完成程式語言轉換編譯器	本公司已完成匯編語言編譯器及軟件調試工具。

1.2.2 Hardware – ASIC
1.2.2 專用芯片

Conduct research and development of Barrel Shifter, D/A, SRAM, ALU, etc.	The Company has continued the research and development of Barrel Shifter, D/A, SRAM, ALU, etc. Certain technical issues with the design on key parts have been resolved.
就圓筒移位元記憶體、D/A、SRAM、ALU等進行研發工作	本公司現正繼續進行圓筒移位元記憶體、D/A、SRAM、ALU等的研發工作，關鍵部分的設計技術上問題已經解決。

2. Products Development

2. 產品發展

2.1 Security ICs

2.1 安全芯片

Complete circuit design of 2nd generation Security ICs and commence feasibility study on 3rd generation Security ICs	The research, development and design of Security ICs have proceeded smoothly. The Company has already completed the circuit design of the 2nd generation Security ICs, and conducted feasibility study on the 3rd generation Security ICs in response to market requirements.
完成第二代安全芯片之電路設計及開發第三代安全芯片之可行性研究工作	安全芯片產品從研發到設計進展的情況比較順利。到目前為止已完成第二代安全芯片之電路設計，並同時開展開發第三代安全芯片之可行性研究工作，以適應市場需求。

2.2 Network Security Products

2.2 網絡安全產品

The Company's security tunnel technology has achieved remarkable result, which includes:	本公司積極發展安全信道技術，取得了顯著的成績。其中包括：
Develop security tunnel technology	Mail filtering system: The Company has installed the system for the Public Security Department of Jiangsu Province and made improvement and testing with respect to the technical problems encountered. The Company has also conducted function and performance testing, and reviewed development documents.
發展安全信道技術	郵件過濾系統：本公司為江蘇省公安廳安裝了郵件過濾系統，根據特別的技術性要求，做了進一步的改進和測試，此外，還進行了功能和性能測試，整理開發文檔。

2.2 Network Security Products (Cont'd)

2.2 網絡安全產品(續)

JB-FW gateway firewall: The Company has improved VPN tunnel to enhance handling efficiency, and updated algorithm library to improve operating interfaces, such as increasing configuration downloading, time modification and other functions, eliminated errors exposed in the process of applications.

JB-FW網關防火牆:本公司對VPN信道進行了改進,提高處理效率,同時更新演算法庫,改進操作介面,如增加配置下載、時間修改等,去除用戶使用過程中發現的錯誤。

The Company has adopted various methods in the research and development of encryption and decryption based on Windows platform. In respect of the SJY01-A encryption card, the Company has developed drivers on platforms of Free BSD, Linux, Windows NT and conducted small batch manufacture. The products have won favourable comments from certain enterprises after installation. According to the problems raised by the customers, the Company has made some modifications in drivers and hardware to improve their functions.

基於Windows平台的加解密問題,在SJY01-A加密卡方面,完成了Free BSD、Linux、Windows NT等平台下的驅動程式開發,並進行了小批產品化生產。該產品在若干企業試用後,得到了好評,並根據用戶提出的問題在驅動程式和硬件上進行了改動,使產品性能更加完善。

2.2 Network Security Products (Cont'd)

2.2 網絡安全產品(續)

Regarding line encryption equipment, the Company has completed modulation together with the German developer and realized the basic functions. With further improvements, the product is expected to pass the security inspection and put to production in the first quarter of year 2001.

鏈路加密機方面,完成了與德方的聯調並實現了基本功能,雙方對出現的問題進行了改進,預計在二零零一年第一季度可通過安全審查和產品化生產。

For SZD02 Bank Terminal Certificate Authority, the Company has completed hardware design and driver development on Windows platform. As its performance has reached the expected requirements, the product is expected to pass the security inspection and put to production in the first quarter of year 2001.

SZD02銀行終端認證卡方面,完成了硬件設計和Windows平台下的驅動程式開發,性能達到了預期要求。預計在二零零一年第一季度可通過安全審查和產品化生產。

For JB56 Encryption Card, the Company has accelerated the encryption speed and improved the driver's program.

JB56密碼卡方面,提高了密碼卡的加解密速度並改進了驅動程式。

2.3 Smart Card Application System

2.3 聰明卡應用系統

Research and develop smart card networking application system	The Company has launched a full-scale engagement in the research and development of existing application systems as well as the design and manufacture of comprehensive products.
研究及發展聰明卡網絡應用系統	本公司在聰明卡的應用方面正積極拓展全方位跟進，進一步研究並發展現有的應用系統，設計並製造出適銷對路的多用途產品。
Improve smart card POS application system	The Company has conducted standard design on financial smart card.
改良聰明卡POS應用系統	本公司對金融聰明應用卡進行了標準化改良。
Develop smart card multiple application system (e.g. access control and point of sale / cafeteria)	The Company has developed smart card network entrance system, and implemented smart card network entrance system in several enterprises for trial application.
發展聰明卡多用途系統（如接連控制及銷售點及自主食堂）	本公司進行了聰明卡網絡出入系統，並將網絡出入聰明卡系統安裝到企業試運行。
Continue research and develop smart card logistics management system	The Company has applied smart card access control system in apartment access control management and installed the system in the guesthouses of Peking University. Concerning IC card control on device management, the Company has made further tests and applications.
繼續研究及開發聰明卡物流管理系統	本公司對聰明卡門禁系統應用於公寓式門禁管理，並將系統安裝於北京大學附屬的公寓賓館試用，及對聰明卡在設備管理中的控制進行了確認管理的聰明卡系統。

2.4 GPS Application System

2.4 GPS應用系統

Conduct requirement analysis for GPS application system in special types of vehicle	The Company has completed system analysis for GPS application system in special types of vehicles, such as bank vehicle, and GSM, GPS, GIS public network construction.
就特種車輛用GPS應用系統進行規格分析	GPS應用系統方面，本公司已研發完成特種車（如運鈔車）GPS應用系統的系統分析，完成GSM，GPS，GIS公網系統。
Commence hardware and software design for GPS application system tailored for anti-theft, anti-movement, anti-route-diversion and time control of vehicle movement	The Company has conducted hardware and software design for GPS Application System tailored for anti-theft, positioning, dispatching, time control and other functions; established GSM, GPS and GIS dispatching systems for automobiles in Beijing; and completed technical preparations for the construction of public network and system integration at Beijing frequency. The Company is likely to gain a larger market share for these products .
就GPS應用系統展開軟件及硬件設計工作，目標乃為移動車輛裝置防盜、防止偏離及時間控制功能	本公司開展了GPS應用系統的軟件及硬件的設計工作，對車輛防盜、定位、調度、時間控制已進行了初步設計，並且已完成即將用於北京市汽車採用GSM、GPS、GIS的調度系統，及完成了適用於北京頻點的公網系統及其系統集成的技術準備，可望在巨大的市場潛力中佔有一席之地。
Conduct research and analysis on 3rd generation GPS Application System JB-350M	With the improvement in GPS technology and the overall quality of the research and development team, the Company has conducted pre-study on the 3rd generation GPS Application System JB-350M.
研究及分析第三代GPS應用系統JB-350M	本公司不斷更新GPS先進技術，加強研發人員隊伍素質，並對第三代GPS應用系統JB-350M進行了預研。

2.5 WFAS

2.5 無線消防報警系統

Conduct testing and internal review (2nd generation WFAS) 就第二代無線消防報警系統進行測試及內部審核工作	The Company has conducted testing and internal review on the 2nd generation WFAS system. 本公司已經就第二代無線消防報警系統進行測試及內部審核工作。
Conduct feasibility study on 2nd generation WFAS through incorporation of ASIC technology into existing system 透過將ASIC技術與現有系統結合，就第三代無線消防報警系統進行可行性研究	The Company has conducted feasibility study on the 2nd generation WFAS and proceeded to start the feasibility study on applying ASIC technology. 本公司已就第三代無線消防報警系統進行了預研，並正研究結合ASIC技術的可行性。
Commence study of 3rd generation WFAS 展開第三代無線消防報警系統之研究	The Company has commenced research on the 3rd generation WFAS system and completed the design on control circuit. 本公司已經展開第三代無線消防報警系統之研究並完成控制部分電路的設計。
Commence study for the application of WFAS in ancient buildings and large scale scenic garden 就與古舊樓宇及大型園林應用無線消防報警系統展開研究工作	The Company has commenced the study for application of WFAS in the Summer Palace, ancient buildings and large-scale scenic gardens. 本公司已就頤和園古舊樓宇及大型園林應用無線消防報警系統展開研究工作。
Start requirement analysis of WFAS for use in general household security 就一般用於家居安全之無線消防報警系統展開規格分析	The Company has completed the analysis on using WFAS technologies in ancient buildings and prepared for further application of the system on household security. Some preliminary work has been prepared for project implementation this year. 本公司研究分析利用於古舊樓宇的報警技術逐漸滲透到家居安全方面，為了今年工程項目的具體實施做好前期鋪墊。

3. Production

3. 生產

3.1 Security ICs

3.1 安全芯片

Commence packaging of 1st generation ICs	The Company has completed packaging of 12,000 pieces of the generation Security ICs and testing on 1,000 pieces of Security ICs. The Company has continued the manufacture and testing of Security ICs, improved the testing system and overall quality of Security ICs, and made preparations to bid for other projects.
開始第一代芯片的封裝	本公司在完成第一代安全芯片12,000片的封裝及1,000片的測試基礎上,繼續安全芯片的生產和測試,改進安全芯片的測試系統,進一步提高芯片質量,為了與公司其他工程項目配套招投標而積極準備。

3.2 Network Security Products

3.2 網絡安全產品

Commence trial production of application label security control mechanism	The Company has commenced the production of application label security control mechanism such as exit certificate and electrical stamps.
開始試產應用標簽安全控制機制	本公司已經對應用標簽安全控制機制如出關證、電子印章等開始生產。

3.2 Network Security Products (Cont'd)

3.2 網絡安全產品(續)

Continue production of existing Network Security Products	The Company has put great emphasis on research and development of network security products, aiming for technical breakthrough and constant upgrades. The Company has produced 55 sets of JB-SG2 Network Security Gateway and 260 sets of security gateway firewall products. In view of the ever increasing market demands, the Company will continue to manufacture and develop the existing network security products so as to satisfy the needs and meet the demands of our customers.
繼續生產現有網絡安全產品	本公司不斷加強網絡安全產品研發力度,取得技術上的新突破,不斷更新換代,已生產安全網關JB-SG2共55套及網關防火牆260套。在市場需求日益擴大的形勢下,本公司繼續生產現有網絡安全產品,全方位適應客戶需求。

3.3 Smart Card Application System

3.3 聰明卡應用系統

Commence the small-scale production of security Smart Card Application System	The Company has conducted small-scale production to cater for customers' requirements such as government authorities.
開始小規模生產安全聰明卡應用系統	本公司已進行了小批量生產,滿足如中國中央宣傳部等用戶的需求。
Continue production of existing Smart Card Application System	With the rapid growth in research and development of Smart Card Application System, the Company has produced 260 sets of access control system for the guest house of Peking University, 100 sets of controllers for access control machines and 200 sets of smart card system for the campus card project.
繼續生產現有聰明卡應用系統	本公司在聰明卡應用系統研發不斷成熟的情況下,進行了260台門禁系統的生產,具體應用於北京大學附屬的公寓賓館;100台門禁控制器生產具體應用於門控領域;及200台門禁控制器生產具體應用校園卡領域。

3.4 GPS Application System

3.4 GPS應用系統

Trial sampling of JB-420M products	The Company has completed trial sampling of JB-420M products.
試製JB-420M產品之樣本	經過本公司技術人員的研發，已完成JB-420M產品之樣本試製。
Commence full-scale production of 1st generation GPS Application System (JB230M) products	Based on the trial sampling results, the Company has conducted development and production of the 1st generation GPS Application System (JB230M) products.
開始全面生產第一代GPS應用系統(JB230M)產品	在上述基礎上，正在進行研製生產JB230M第一代GPS應用系統產品，以不斷更新的產品開拓更廣泛的領域。

3.5 WFAS

3.5 無線消防報警系統

Commence trial production of 2nd generation of WFAS products	From past experience of the related projects as well as the mutual efforts of the research and development staff, the Company has trial produced ten sets of the 2nd generation WFAS products.
開始試產第二代無線消防報警系統產品	在過去本公司完成的相關工程項目所積累豐富經驗的基礎上，同時經過研發人員的共同努力，本公司現已試產十套第二代無線消防報警系統產品。
Continue full-scale production and assembly of existing WFAS products	The Company has continued full-scale production and assembles of existing WFAS products, especially for WFAS installed in large scenic gardens and ancient buildings such as the Summer Palace, key fire protection companies and housing estates.
繼續全面生產及組裝現有無線消防報警系統產品	本公司現正繼續全面生產及組裝現有無線消防報警系統產品，以滿足國內大型園林、頤和園古舊樓宇、重點防火單位、小區等對無線消防報警系統的需求。

4. Relevant approvals and permits
4. 有關批文及許可證

In 2000, the Company was designated as one of the commercial cryptographic products manufacturing companies by China State Cryptography Control Authority Office.
二零零零年十月份本公司被中國國家密碼管理委員會辦公室批准評定成為商用密碼產品生產定點單位。

4.1 Security Ics
4.1 安全芯片

Receive approval from State Cryptography Control authorities for 2nd generation Security ICs
就第二代安全芯片取得國家密碼管理機構之批文

SSP01 Algorithm Chip has been inspected and passed the testing by State Cryptography Control authorities for future production.
SSP01密碼算法芯片已經通過國密辦驗收，並且可進行生產。

4.2 Network Security Products
4.2 網絡安全產品

SJY01-A Information Encryption Card has been inspected and approved by State Cryptography Control authorities and also accepted for using our SSP01 Algorithm Chip for further development.
SJY01-A數據密碼卡的研製已經通過國密辦批復，並且可在該數據密碼卡上採用已通過測試驗收的SSP01密碼算法芯片。

Apply for sales permit for role-base authentication software e-mail filter software and VPN model from the Ministry of Public Security
就作用基礎鑒別軟件、郵件過濾軟件及VPN模型向公安部申請銷售批准

No approval is required for role-base authentication software and e-mail filter software, and VPN model was still under research and development.
基礎鑒別軟件和郵件過濾軟件無需申請該等批准，而VPN模型還在研發中。

4.2 Network Security Products (Cont'd)

4.2 網絡安全產品（續）

Business Objectives	Actual Business Progress
Apply sales permit for application specific security gateway from the Ministry of Public Security 就專用安全信道向公安部申請銷售許可證	The Company has obtained sales permit from the Ministry of Public Security for specific network security gateway. 專用安全信道防火牆銷售許可已獲公安部批准。

4.3 Smart Card Application System

4.3 聰明卡應用系統

Apply to the Ministry of Public Security and National Bureau of Metrology for the qualification upgrade in security engineering from Grade 2 to Grade 1 就安全工程由第二級提升至第一級而向公安部及國家計量局提出申請以取得資格	Currently, no approval or permit is required for existing application system projects. Relevant applications will be submitted according to requirements for business development. 目前，本公司所涉及的工程暫不需要批文和許可證，將來業務需要再進行申請。
Apply to the Ministry of Construction of the PRC for approval of intelligence building and system integration 就智慧建築和系統集成向中國建設部提出申請以取得批准	Currently, no approval or permit is required for existing smart card application system products. Relevant applications will be submitted according to requirements for business development. 就目前本公司所設計的聰明卡應用工程暫不需要批文和許可證，將來業務需要再進行申請。

4.4 GPS Application System

4.4 GPS應用系統

Obtain approval from the Ministry of Information Industry Wireless Management Authority for 2nd generation GPS Application System (JB420M) 就第二代GPS應用系統（JB420M）取得信息產業部國家無線電管理局批文	The Company has obtained 223-235M trial frequencies from the Ministry of Information Industry Wireless Management Authority for its 2nd generation GPS Application system. 本公司第二代GPS應用系統已取得國家無線電管理局批准之223—235M試驗頻點支援。

4.5 WFAS

4.5 無線消防報警系統

Obtain approval from Shenyang Fire Protection E-Product Intendance Proof-test Centre and Nation Fire Protection Quality Intendance Proof-test Centre for 2nd generation WFAS	The Company has submitted its 2nd generation WFAS products and relevant materials to Shenyang Fire Protection E-Product Intendance Proof-test Centre and Nation Fire Protection Quality Intendance Proof-test Centre for proof-test and acceptance.
就第二代無線消防報警系統向瀋陽消防電子產品監督檢測中心及國家消防電子產品質量監督檢驗中心取得批文	本公司正准備就第二代無線消防報警系統有關材料，向瀋陽消防電子產品監督檢測中心及國家消防電子產品質量監督檢驗中心送檢。

5. Marketing activities

5. 市場推廣活動

5.1	Open representative offices and after sales service centre in Shanghai	The Company has obtained approval from Ministry of Foreign Trade and Economic Cooperation for the establishment of a Shanghai branch office, and is actively preparing for its establishment.
5.1	在上海開設代表辦事處及售後服務中心	本公司已獲中國對外貿易經濟合作部批准設立上海分公司，現正積極籌備成立分公司事宜。
5.2	Enter into agreement with regional sales agents	The Company has already concluded agreements with 34 regional sales agents and engaged in widening sales channels of the Company's products. The Company is now in the process of setting up distribution agents in Xinjiang and Lanzhou.
5.2	與地區銷售代理訂立協定	本公司擬在新疆和蘭州建立產品分銷辦事處，現時已與34家地區代理商訂立協定，進一步擴大公司相關產品的銷售渠道。

5.3	Participate in professional exhibitions in Beijing, Shandong, Shanghai, Guangzhou and China High-tech Production Fair in Shenzhen	According to market conditions, the Company has made appropriate adjustments to the market activities in the regions by attending a number of conferences related to the information technology industry, including:
5.3	參與北京、山東、上海、廣州之專業展覽及深圳之中國高新技術成果交易會	根據市場變化，本公司適時調整了市場活動的地域，並參加了包括下列城市在內的各類型的信息科技行業技術交流會。其中包括：

(1) Network Information Security Working Conference jointly sponsored by Nanjing Public Security Department and Security Bureau;
南京公安廳和保密局共同主辦的網絡信息安全工作會議；

(2) China Petroleum Industry Information Computerization Working Conference held in Lanzhou;
在蘭州舉辦的中國石油系統電腦信息化工作會議；

(3) Network Information Security Discussion organized by the Secretary Bureau of the State Council in Yunnan;
在雲南舉行的國務院辦工廳網絡信息安全討論會；

(4) Network Information Security High-level Discussion hosted by the Information Industry Ministry in Beijing;
信息產業部高級官員網絡信息安全論壇會；

5.3 Participate in professional exhibitions in Beijing, Shandong, Shanghai, Guangzhou and China High-tech Production Fair in Shenzhen (Cont'd)

5.3 參與北京、山東、上海、廣州之專業展覽及深圳之中國高新技術成果交易會（續）

(5) World Computer Conference sponsored by China Computer Society, Banking and Financial Electronic Modernization Forum in Beijing hosted by the People's Bank of China;
中國人民銀行在北京舉辦的金融電子化論談會；

(6) System Security Working Conference hosted by Hunan Security Bureau;
湖南省保密局系統保密安全工作會；

(7) Senior Government Officials Information Security Discussion held in Beijing;
在北京舉行的政府高級官員信息安全論談會；

(8) National Gold Shield Project Exhibition in Beijing; and
在北京舉行的全國金盾工程展覽會;及

(9) Commercial Encryption Products Exhibition sponsored by State Cryptography Control authorities.
國密辦組織的商密產品展示會等。

5.4	Conduct seminars and trade shows in Shanghai, Guangzhou and Shenzhen for product promotion	The Company has been engaged in different kinds of forums and exhibitions concerning the information industry according to the market conditions, including:
5.4	在上海、廣州及深圳舉辦研討會及展銷會以推廣產品	本公司根據市場變化，參加了各類型的信息科技行業研討會及展銷會。其中包括：

(1) China High-tech Production Fair in Shenzhen for promotion and marketing of our network security products, encryption products and other new products;
在深圳參加中國高新技術成果交易會，擴大了對公司網絡安全產品、密碼產品及新產品的宣傳、滲透；

(2) Second China International Computer Information System Security Exhibition;
第二屆中國國際電腦信息系統安全展覽會；

(3) 2000 International Social Public Security Products and police apparatus Exhibition; and
二零零零年國際社會公共安全產品及警用裝備博覽會；及

(4) An anti-hacker specific network security technology appraisal meeting held in Chongqing for an invention patent certificate by State Intellectual Property Bureau.
在重慶成功舉行一項防「黑客」專用安全網關技術成果鑒定會，並獲得國家知識產權局頒發的發明專利證書。

5.5	Form strategic alliances with government bodies to market the Company's products	The Company has organized national agents working conference in Beijing, held products presentations together with relevant authorities of the Ministry of Public Security in nine provinces in order to widen our sales channels.
5.5	與政府機構締結策略性聯盟，以行銷本公司的產品	在北京召開全國代理商工作會議，與九個省的公安檢查系統組織召開產品介紹會，推動了公司網絡安全產品的銷售渠道。
5.6	Establish after sales service centre in Beijing	The Company has established after-sale service centre in Beijing and tried to make improvements and perfection on the products according to customers' feedback.
5.6	在北京設立售後服務中心	在北京設立售後服務部，以根據客戶反饋的信息來指導公司產品改進的方向，使產品更成熟。

Use of Proceeds

The proceeds from the issue of new shares for the listing on the GEM of the Stock Exchange, after deduction of related expenses, amounted to approximately RMB277.7 million. Included in the above net proceeds, approximately RMB38 million was planned to provide additional working capital of the Group. The remaining net proceeds of approximately RMB239.7 million was planned and applied to achieve the business objectives as set out in the Prospectus, of which an amount of approximately RMB37.7 million was to be applied for the period from 27th July, 2000 (date of listing on the GEM) to 31st December, 2000 as follows:

所得款項用途

透過於聯交所創業板上市，在扣除相關支出後所得款項為人民幣277,700,000元。在所得款項中，約人民幣38,000,000元擬作額外營運資金。餘款約人民幣239,700,000元用作實現招股章程的業務目標，其中約人民幣37,700,000元可應用於二零零零年七月二十七日(本公司於創業板上市日)至二零零零年十二月三十一日期間如下：

		Original plan up to 31st December, 2000 原計劃截至二零零零年十二月三十一日 *RMB'000* 人民幣千元	*Amount utilised* up to 31st December, 2000 截至二零零零年十二月三十一日已動用金額 *RMB'000* 人民幣千元
Research and development of embedded technology and related application products (Note a)	研發嵌入式技術及相關應用產品(附註a)	17,700	7,000
Setting up a research and development centre in Shenzhen (Note b)	於深圳設立研發中心(附註b)	10,000	Nil
Marketing and promotion activities	市場推廣及宣傳活動	2,000	1,700
Setting up representative offices in Shanghai in the PRC (Note c)	於中國上海成立代表辦事處之創辦費用(附註c)	5,000	Nil
Recruitment of additional staff to the Company and general staff for the representative offices to be established in Shanghai in the PRC	增聘員工及為將於中國上海設立之代表辦事處增聘一般職員	3,000	1,200

Notes:

(a) During the year, the Company has adjusted its plan for capital expenditure on embedded technology due to the rapid development of embedded technology. The Company will acquire the equipment for the research and development of embedded technology in accordance with the industry condition in year 2001.

(b) As at 31st December, 2000, the Company was in the process of applying for a piece of land located at High & New Technology Industry Park, Shenzhen, for the construction of a research and development centre. No material cost had been incurred in respect of the application procedure. The Company plans to commence the construction of Shenzhen research and development centre in the second half of year 2001.

(c) As at 31st December, 2000, the Company has obtained the approval for establishment of the Shanghai Branch Office. The Company was in the process of registering the branch office in Shanghai. No material cost had been incurred in respect of the registration procedure. The Company plans to commence the establishment of Shanghai branch office in the second quarter of year 2001.

附註：

(a) 本年度，本公司根據嵌入式技術的迅速發展，調整了對嵌入式技術的資本性費用。本公司將根據二零零一年的行業情況，購置研發用的嵌入式儀器。

(b) 於二零零零年十二月三十一日，本公司正在申請一幅位於深圳市高新技術產業園的土地作興建研發中心。就申請過程，並無發生重大成本。本公司計劃於二零零一年下半年展開興建深圳研發中心的工程。

(c) 於二零零零年十二月三十一日，本公司獲得成立上海分公司的批文，現正籌備於上海辦理註冊手續。就辦理註冊手續，並無發生重大成本。本公司計劃於二零零一年第二季度開始建立上海分公司。

Amounts expressed in Renminbi 金額以人民幣為單位

The Directors have the pleasure of presenting the first annual report together with the audited financial statements of Beijing Beida Jade Bird Universal Sci-Tech Company Limited ("the Company") and its subsidiary (together "the Group") for the year ended 31st December, 2000

董事會欣然提呈北京北大青鳥環宇科技股份有限公司(「本公司」)及其附屬公司(統稱「本集團」)截至二零零零年十二月三十一日止年度首份年報連同經審核財務報表。

GROUP REORGANISATION AND BASIS OF PRESENTATION

集團重組及賬目呈列基準

Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") was incorporated as a Sino-foreign joint stock limited company in Beijing, the People's Republic of China, on 29th March, 2000. The Company's shares have been listed on the Growth Enterprise Market ("GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27th July, 2000.

北京北大青鳥環宇科技股份有限公司(「本公司」)於二零零零年三月二十九日在中華人民共和國北京市成立為中外合資股份制有限公司。本公司的股份於二零零零年七月二十七日起於香港聯合交易所有限公司(「聯交所」)的創業板上市。

On 17th April, 2000, the Company completed a reorganisation as set out in the Company's Prospectus dated 20th July, 2000 (the "Reorganisation"). The Reorganisation involved entities under common control, and the Company resulting from the Reorganisation is regarded as a continuing business. Accordingly, the Reorganisation has been accounted for on the basis of merger accounting, under which the financial statements have been prepared as if the Reorganisation had been completed as at 1st January, 2000 and the business activities had been conducted by the Company since 1st January, 2000, rather than from the date on which the Reorganisation was completed. The comparative figures as at and for the year ended 31st December, 1999 have been presented on the same basis.

本公司已於二零零零年四月十七日完成一項重組，詳見本公司於二零零零年七月二十日發佈的招股章程(「重組」)。重組涉及於共同控制下的企業，故由重組產生的本公司被視作一延續性業務。因此，重組以合併會計法處理，財務報表的編製乃假設重組是於二零零零年一月一日完成，且本公司的經營活動亦由二零零零年一月一日起開始，而非由重組完成當日起計算。於一九九九年十二月三十一日及截至該日止年度的比較數字亦根據同樣的基準呈列。

PRINCIPAL ACTIVITIES

The principal activities of the Company is the research, development, manufacturing, marketing and sales of embedded systems including Global Positioning System application system ("GPS application system"), network security products, wireless fire alarm system ("WFAS"), application specific integrated circuit ("ASIC"), smart card application system and related products and integrated circuits. The Company is also engaged in the provision of total solution through application of its existing embedded system products. The Company's subsidiary is still dormant as at 31st December, 2000.

主要業務

本公司之主要業務為從事研究、開發、製造、市場推廣及銷售嵌入式系統產品，包括全球定位應用系統（「GPS應用系統」）、網絡安全產品、無線消防報警系統（「WFAS」）、專用集成電路（「ASIC」）、聰明咭應用系統及相關產品及集成電路。本公司亦透過應用現有嵌入式系統產品，為客戶提供全面解決方案。本公司附屬公司於二零零零年十二月三十一日尚未營業。

SEGMENT INFORMATION

An analysis of the Company's turnover by product, together with their respective contributions to profit from operating activities for the year ended 31st December, 2000 is as follows:

分類資料

以下為按產品類別分析截至二零零零年十二月三十一日止年度的營業額以及各自的經營盈利貢獻額：

RMB'000 *人民幣千元*		Turnover 營業額	Contribution to profit from operating activities 經營盈利貢獻額
GPS application system	GPS應用系統	22,563	19,161
Network security products	網絡安全產品	22,043	6,179
Wireless fire alarm system	無線消防報警系統	6,621	4,775
Application system integrated circuits	專用集成電路	6,287	3,258
Smart card application system	聰明咭應用系統	3,329	(1,005)
		60,843	32,368

No analysis of turnover and contribution to profit from operating activities by geographical location is presented as all of the Company's operations are in the PRC.

由於本公司的業務全部位於中國，故並無按地區分析營業額及經營盈利貢獻額。

Amounts expressed in Renminbi 金額以人民幣為單位

CUSTOMERS AND SUPPLIERS

客户和供應商

The percentage of sales and purchases attributable to the Company's suppliers and customers for the year are as follows:

本年度本公司供應商和客戶的應佔銷售及採購額百分比如下：

Sales	**銷售**	
The largest customer	最大客戶	23.4%
Five largest customers	五大客戶	65.8%
Purchases	**購買**	
The largest supplier	最大供應商	14.4%
Five largest suppliers	五大供應商	58.0%

Save as disclosed in the note "Connected Transactions" below, none of the directors, their associates, or any shareholders (which, to the knowledge of the Directors, owned more than 5% of the Company's share capital) had a beneficial interest in the Group's five largest customers and suppliers.

除下文「關連交易」一附註所披露外，董事或彼等的聯繫人士或任何股東（據董事所知，擁有本公司股本5%以上）並無擁有本集團五大客戶和供應商的任何實益權益。

RESULTS AND APPROPRIATIONS

業績及分派

Details of the Group's results for the year ended 31st December, 2000 are set out in the consolidated income statement on page 65 of this annual report.

本集團截至二零零零年十二月三十一日止年度的業績載於本年報第65頁綜合損益表內。

The directors recommend the payment of a final dividend of RMB 0.5 cents per share, totalling RMB 4,820,000 and recommend that the retained profit of approximately RMB 14,152,000 as at 31st December, 2000 be carried forward.

董事建議派發每股人民幣0.5分末期股息，合共人民幣4,820,000元；並建議二零零零年十二月三十一日約人民幣14,152,000元的保留盈利滾存下期。

SHARE CAPITAL AND SHARE OPTIONS

股本及購股權

Details of the movement in share capital of the company are set out in Note 15 and 16, respectively, to the accompanying financial statements.

本公司股本的變動詳情分別載於附奉的財務報表附註15及16。

RESERVES AND RETAINED PROFIT

Movements in reserves and retained profit of the Group and the Company during the year are set out in Note 17 to the accompanying financial statements.

儲備及保留盈利

本集團及本公司於年內的儲備及保留盈利的變動載於附奉的財務報表附註17。

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiary had purchased, sold or redeemed any of the Company's listed shares up to date of this report.

購買、出售或贖回股份

直至本報告刊發日期，本公司或其附屬公司概無購買、出售或贖回本公司任何上市股份。

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Articles of Association.

優先權

本公司的組織章程細則概無優先權的條文。

SUBSIDIARY

Particulars of the Company's subsidiary are set out in Notes 11 to the accompanying financial statements.

附屬公司

本公司附屬公司的詳情載於附奉的財務報表附註11。

FIXED ASSETS

Details of the movement in fixed assets are set out in Note 10 to the accompanying financial statements.

固定資產

年內固定資產變動詳情載於附奉的財務報表附註10。

PENSION SCHEME

Details of the pension scheme are set out in Note 18 to the accompanying financial statements

退休金計劃

退休金計劃詳情載於附奉的財務報表附註18。

CONNECTED TRANSACTIONS

關連交易

During the year, the Company entered into the following connected transactions with Peking University, the Four Domestic Promoters (as defined in the Company's prospectus dated 20th July, 2000), and their associates:

於年內，本公司與北京大學、四名國內發起人（定義見本公司二零零零年七月二十日的招股章程）及彼等的聯繫人士進行了以下的關連交易：

		2000 二零零零年 *RMB'000* *人民幣千元*
(a) Provision of total solution services for GPS application systems to Sichuan Tian Mu Monitored Security Company Limited	(a) 向四川天目監控保安系統有限公司提供全球定位應用系統全面解決方案服務	15,000
(b) Sales of network security products and provision of related total solution services to Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao")	(b) 向北京天橋北大青鳥科技股份有限公司（「北京天橋」）銷售網絡安全產品及提供相關的全面解決方案服務	2,581
(c) Royalty fee for the Global Positioning System technology paid/payable to Beijing Tianqiao	(c) 已付／應付北京天橋的全球定位系統技術專利費用	713
(d) Rental expense for equipment paid/payable to The Institute of Microelectronics	(d) 已付／應付微電子學研究所設備租金費用	892
(e) Rental income for equipment received/receivable from The Institute of Microelectronics	(e) 已收／應收微電子學研究所設備租金收入	893
(f) Provision of total solution services for WFAS pursuant to an agreement dated 23rd December, 2000 to Hainan Jade Bird Safeguard Fire Alarm and Monitor Technologies Company Limited	(f) 根據二零零零年十二月二十三日訂立的協議，向海南青鳥衛士消防報警監控技術有限公司提供無線消防報警系統全面解決方案服務	6,000
(g) Provision of total solution services for embedded systems to Peking University and Beijing Beida Jade Bird Tian Tong Information Construction Company Limited	(g) 向北京大學及北京北大青鳥天通信息工程有限責任公司提供嵌入式系統全面解決方案服務	999
(h) Purchase of inventories from Beijing Tianqiao	(h) 從北京天橋購入存貨	745

CONNECTED TRANSACTIONS (Cont'd)

A waiver has been granted by The Stock Exchange of Hong Kong Limited, relating to the connected party transactions (a) to (e) above, to exempt the Company from compliance with provisions related to connected transaction set out in Rule 20 of the GEM Listing Rules.

Transactions (f) and (g) were entered into with associates (as defined in the GEM Listing Rules) of Beijing Beida Jade Bird Limited, which is a promoter of the Company. Transaction (h) was entered into with Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited, which is also a promoter of the Company.

The independent non-executive directors reviewed the connected transactions and confirmed that:

(1) the connected transactions were entered into by the Company in the ordinary and usual course of business of the Company;

(2) the connected transactions were entered into on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms not less favorable than terms available for independent third parties; and

(3) the connected transactions were entered into in accordance with the terms of the agreements governing such transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole;

關連交易（續）

香港聯合交易所有限公司已就上述(a)至(e)項關連交易授出豁免權，豁免本公司遵守創業板上市規則第20條的關連交易條文。

(f)及(g)項交易是與本公司發起人北京北大青鳥有限責任公司的聯繫人士（定義見創業板上市規則）訂立。(h)項交易是與本公司另一發起人北京天橋北大青鳥科技股份有限公司訂立的。

獨立非執行董事已審閱關連交易，並已確認：

(1) 關連交易是本公司在一般正常業務運作中訂立；

(2) 關連交易是根據一般正常商業條款訂立，倘若沒有可比較的交易以判斷其是否根據一般正常商業條款，則按不遜於提供予獨立第三方的條款訂立；及

(3) 關連交易是根據規管該等交易的協議的條款進行，而依據的條款對於本公司股東整體利益是公平合理的；

CONNECTED TRANSACTIONS (Cont'd)

The auditors of the Company reviewed the connected transactions (a) to (e) above, and advised the board of directors in writing that:

(1) the connected transactions were approved by the board of directors;

(2) the connected transactions were entered into in accordance with terms of the agreement governing the transactions, and the pricing policies as stated therein if the transactions involve provision of goods or services by the Company; and

(3) the connected transactions were within the relevant caps applicable to such transactions under the waiver granted by the Stock Exchange.

關連交易（續）

本公司的核數師已經審閱上述(a)至(e)項的關連交易，並書面知會董事會：

(1) 關連交易已經得到董事會批准；

(2) 關連交易是根據規管該等交易的協議的條款訂立，而倘若關連交易涉及本公司供應貨品或服務，則按本公司於該等協議中的訂價政策進行；及

(3) 關連交易的金額並無超出聯交所所授豁免適用的金額上限。

DIRECTORS AND DIRECTORS' SERVICE CONTRACTS

The directors, all appointed on 16th March, 2000, who held office during the year and up to the date of this report are:

Executive directors
Mr. Xu Zhen Dong
Prof. Chen Zhong
Prof. Zhang Wan Zhong
Mr. Xu Zhi Xiang
Prof. Liu Yue

Non-executive director
Prof. Yang Fu Qing
Prof. Wang Yang Yuan
Prof. Han Ru Qi
Mr. Xing Huan Lou
Mr. Lo Lin Shing, Simon

Independent non-executive directors
Ms. Liu Yong Ping
Prof. Nan Xiang Hao

Supervisors
Mr. Zhang Yong Li
Mr. Li Chun
Mr. Fan Yi Min
Mr. Du Hong
Ms. Lu Qing

董事及董事的服務合約

本年度及直至本報告刊發日期之在任董事（全部於二零零零年三月十六日獲委任）如下：

執行董事
許振東先生
陳　鐘教授
張萬中教授
徐祗祥先生
劉　越教授

非執行董事
楊芙清教授
王陽元教授
韓汝琦教授
邢煥樓先生
魯連城先生

獨立非執行董事
劉永平女士
南相浩教授

監事
張永利先生
李　春先生
范熠旻先生
杜　虹先生
盧　青女士

Amounts expressed in Renminbi 金額以人民幣為單位

DIRECTORS AND DIRECTORS' SERVICE CONTRACTS (Cont'd)

Each of the directors of the Company has entered into a service contract with the Company for an initial term of three years commencing from 29th March, 2000 (date of incorporation)

董事及董事的服務合約(續)

本公司各董事均已經與本公司訂立服務合約,首個年期由二零零零年三月二十九日(註冊成立日期)起,為期三年。

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 31st December, 2000, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors") or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

董事及監事的股份權益

依據證券(披露權益)條例第29條,於二零零零年十二月三十一日,除透過Heng Huat Investments Limited(「Heng Huat」)如下文所述持有本公司股份外,本公司任何董事及監事(「監事」)或彼等各自的聯繫人士並無擁有本公司或聯營公司(如有)股份之個人、家族、公司或其他權益。

HENG HUAT

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19th July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

HENG HUAT

許振東先生、張萬中副教授及劉越副教授(全均為本公司執行董事)為分別持有Heng Huat已發行股本100股股份中60股、20股及20股之受託人。許振東先生、張萬中教授及劉越教授同時身兼Heng Huat之董事。

根據於二零零零年七月十九日以契據形式發出之信託聲明,許振東先生、張萬中副教授及劉越副教授聲明彼等以受託人身份持有Heng Huat之股份,受益人為青鳥集團及本公司的477位僱員。Heng Huat及Gamerian Limited乃致勝資產有限公司(「致勝資產」)之兩位股東,分別實益擁有致勝資產已發行股本約93.37%及約6.63%。

Amounts expressed in Renminbi 金額以人民幣為單位

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES (Cont'd)

董事及監事的股份權益(續)

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

董事及監事被視作擁有下列本公司股本中的實益權益:

Director/Supervisor 董事／監事	Type of interests 權益類別	Number of Shares 股份數目	Percentage of deemed beneficial interest in the Company's share capital 被視作擁有本公司股本中的實益權益百份比
Mr. Xu Zhen Dong 許振東先生	Other 其他	76,874,140	7.97%
Mr. Zhang Wan Zhang 張萬中先生	Other 其他	21,732,240	2.25%
Ms. Liu Yue 劉　越女士	Other 其他	21,732,240	2.25%
Mr. Xu Zhi Xiang 徐祗祥先生	Other 其他	8,086,500	0.84%
Mr. Chen Zhong 陳　鐘先生	Other 其他	8,086,500	0.84%
Prof. Yang Fu Qing 楊芙清教授	Other 其他	12,129,750	1.26%
Prof. Wang Yang Yuan 王陽元教授	Other 其他	12,129,750	1.26%
Mr. Zhang Yong Li* 張永利先生*	Other 其他	4,043,250	0.42%
Mr. Li Chun* 李　春先生*	Other 其他	336,680	0.03%
Mr. Fan Yi Min* 范熠旻先生*	Other 其他	151,600	0.02%

* Supervisors

* 監事

Amounts expressed in Renminbi 金額以人民幣為單位

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES (Cont'd)

董事及監事的股份權益(續)

Other than disclosed above, as at 31st December, 2000, neither the Directors nor their associates, had any interests in any securities of the Company or any of its associated corporations as defined in the SDI Ordinance, and neither the Directors nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

除上文所披露外，於二零零零年十二月三十一日，董事或彼等各自的聯繫人士並無擁有本公司或其任何聯營公司(定義見披露權益條例)證券中任何權益。董事或彼等各自的配偶或十八歲以下子女亦無擁有任何可認購本公司證券的權利，亦無在本年度內行使任何該等權利。

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURE

董事及監事購入股份的權利

The Company conditionally approved a share option scheme on 5th July, 2000, pursuant to which the board may, at its discretion, grant share option to any full-time employees of the Group to subscribe for shares in the Company, subject to a maximum of 30% of the Company's share in issue at the date of grant. However, employees who are PRC nationals shall not be entitled to exercise the option until the current restrictions on PRC nationals from subscribing for or dealing in H Shares imposed by the relevant PRC law and regulations have been abolished or removed. As at 31st December, 2000, no options have been granted by the Group to any employees.

本公司於二零零零年七月五日有條件採納一項購股權計劃。根據此項計劃，董事會可酌情向本集團任何全職僱員授出購股權，認購最多為購股權授出之日，本公司已發行股本30%的股份。然而，在現時中國有關法規對中國公民認購或買賣H股的限制廢除或撤銷前，屬於中國公民的僱員概無權行使購股權。在二零零零年十二月三十一日，本集團概無向任何僱員授出任何購股權。

At no time during the year was the Company or any or its subsidiaries or holding companies a party to any arrangements to enable any of the Company's Directors or members of its management to acquire benefits by means of the acquisition of shares in, or debt securities (including debentures) of, the Company or any other body corporate.

在本年度內，本公司或其任何附屬公司或控股公司概無訂立任何安排，令本公司的董事或管理層成員可藉購入本公司或任何其他法人團體的股份或債務證券(包括債權證)而獲益。

Save as disclosed above, during the year ended 31st December, 2000, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 31st December, 2000, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

除上文所披露外，於截至二零零零年十二月三十一日止年度，董事或監事未有獲授可認購本公司H股的購股權。於二零零零年十二月三十一日，任何董事或監事均沒有可認購本公司H股之權利。

Amounts expressed in Renminbi 金額以人民幣為單位

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which any of the Company's Directors or members of its management had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事的合約權益

在年終時或本年度內任何時間，若本公司或其任何附屬公司屬於訂約方，及對本集團業務重大的合約中，本公司董事或其管理層成員並無直接或間接擁有任何重大權益。

SUBSTANTIAL SHAREHOLDERS

As at 31st December, 2000, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

主要股東

於二零零零年十二月三十一日，唯一直接或間接有權行使或控制行使本公司股東大會投票權10%或以上，或以其他方式擁有本公司已發行股本10%或以上權益之人士如下：

Shareholder 股東	Number of Promoters' Shares 發起人股份數目	Approximate effective interests in the Company 於本公司的概約實際權益
Peking University *(Note 1)* 北京大學 *(附註1)*	221,345,350	22.96%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") *(Note 2)* 北京市北大青鳥軟件公司(「青鳥軟件」) *(附註2)*	136,345,350	14.14%
Dynamic Win *(Note 3)* 致勝資產 *(附註3)*	220,000,000	22.82%
Heng Huat *(Note 3)* Heng Huat *(附註3)*	205,414,000	21.31%

Notes:

(1) Peking University, through Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao, has effective interests in the Company comprising:

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

附註：

(1) 北京大學透過青鳥軟件、青鳥、宇環、北京天僑於本公司擁有實際權益，包括：

(a) 由宇環持有之85,000,000股股份（佔本公司已發行股本約8.82%），而宇環由北京大學實益全資擁有；

Amounts expressed in Renminbi 金額以人民幣為單位

SUBSTANTIAL SHAREHOLDERS (Cont'd)

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises:

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Island, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

Save as disclosed above, the Company had no notice of any interests to be recorded under Section 16(1) of the SDI Ordinance as at 31st December, 2000.

主要股東（續）

(b) 青鳥軟件持有之110,000,000股股份（佔本公司已發行股本約11.41%），而青鳥軟件由北京大學實益全資擁有；

(c) 透過青鳥持有之18,400,000股股份（佔本公司已發行股本約1.91%），而青鳥由北京大學擁有46%權益；及

(d) 透過北京天橋持有之7,945,350股股份（佔本公司已發行股本約0.82%），而北京天橋乃由北京大學持有10.60%。

(2) 青鳥軟件之權益包括：

(a) 青鳥軟件持有之110,000,000股股份（佔本公司已發行股本約11.41%）；

(b) 透過青鳥持有之18,400,000股股份（佔本公司已發行股本約1.91%），而青鳥乃由北京大學持有46%權益；

(c) 透過北京天橋持有之7,945,350股股份（佔本公司已發行股本約0.82%），而北京天橋乃由北京大學擁有約10.60%。

(3) 致勝資產乃根據公司條例於香港註冊成立之有限公司，分別由Gamerian Limited及Heng Huat持有大約6.63%及約93.37%股權。Gamerian Limited乃新世界數碼基地有限公司之全資附屬公司，而新世界數碼基地有限公司之股份在聯交所主板上市。Heng Huat乃於英屬處女群島註冊成立之公司，由本公司三位執行董事作為受託人持有其全部已發行股本，受益人為青鳥集團及本公司之合資格僱員。

除上文所披露外，本公司並無得悉在二零零零年十二月三十一日有任何權益須根據證券披露權益條例第16(1)條登記。

Amounts expressed in Renminbi 金額以人民幣為單位

SPONSOR'S INTEREST

As at 31st December, 2000, New World CyberBase Limited, an associate of the Company's sponsor, Tai Fook Capital Limited ("Tai Fook"), held 70,000,000 Promoters' Shares of the Company. In addition, New World CyberBase Limited through its another wholly owned subsidiary, Gamerian Limited, held a 6.63% shareholding in Heng Huat which in turn held 220,000,000 Promoters' Shares of the Company.

Save as disclosed above, Tai Fook (including its directors and employees) and its associates, do not have any interest in the Company as at 31st December, 2000.

Pursuant to the Sponsor's agreement dated 19th July 2000 between the Company and Tai Fook, Tai Fook received a fee for acting as the Company's retained sponsor for the period from 27th July 2000 to 31st December 2002.

保薦人權益

於二零零零年十二月三十一日，本公司保薦人大福融資有限公司（「大福」）的聯營公司－新世界數碼有限公司持有本公司發起人股70,000,000股。此外，新世界數碼有限公司透過其另一全資附屬公司－Gamerian Limited，持有6.63%擁有本公司發起人股220,000,000股的另一公司－Heng Huat。

除上述披露，大福（包括其董事及職員）或相關人員均未擁有本公司股票權益。

依據二零零零年七月十九日本公司與大福融資公司所訂立之保薦人協議，大福融資有限公司已收取就二零零零年七月二十七日至二零零二年十二月三十一日期間出任本公司保薦人的有關費用。

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

管理層合約

本年度內並無訂立亦無存有任何關於本公司全部或任何主要部分業務的管理或行政的合約。

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

競爭權益

本公司董事或管理層股東（定義見創業板上市規則）並無於與本公司業務出現競爭或可能競爭的業務中擁有權益。

AUDIT COMMITTEE

The Company established an audit committee on 5th July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. The Audit Committee has two members namely, the two independent non-executive Directors, Ms. Liu Yong Ping and Prof. Nan Xiang Hao.

審核委員會

本公司已於二零零零年七月五日設立一個審核委員會，並按照創業板上市規則第5.23、5.24和5.25條制定其職權範圍。審核委員會之主要職責為審閱本公司財務申報程序及內部監控制度。審核委員會僅有兩位成員，即為兩位獨立非執行董事劉永平女士及南相浩教授。

Use of Proceeds

The proceeds from the issue of new shares for the listing on the GEM of the Stock Exchange, after deduction of related expenses, amounted to approximately RMB277.7 million. Included in the above net proceeds, approximately RMB38 million was planned to provide additional working capital of the Group. The remaining net proceeds of approximately RMB239.7 million was planned and applied to achieve the business objectives as set out in the Prospectus, of which an amount of approximately RMB37.7 million was to be applied for the period from 27th July, 2000 (date of listing on the GEM) to 31st December, 2000 as follows:

所得款項用途

透過於聯交所創業板上市，在扣除相關支出後所得款項為人民幣277,700,000元。在所得款項中，約人民幣38,000,000元擬作額外營運資金。餘款約人民幣239,700,000元用作實現招股章程的業務目標，其中約人民幣37,700,000元可應用於二零零零年七月二十七日(本公司於創業板上市日)至二零零零年十二月三十一日期間如下：

		Original plan up to 31st December, 2000 原計劃截至二零零零年十二月三十一日 *RMB'000* *人民幣千元*	Amount utilised up to 31st December, 2000 截至二零零零年十二月三十一日已動用金額 *RMB'000* *人民幣千元*
Research and development of embedded technology and related application products (Note a)	研發嵌入式技術及相關應用產品（附註a）	17,700	7,000
Setting up a research and development centre in Shenzhen (Note b)	於深圳設立研發中心（附註b）	10,000	Nil
Marketing and promotion activities	市場推廣及宣傳活動	2,000	1,700
Setting up representative offices in Shanghai in the PRC (Note c)	於中國上海成立代表辦事處之創辦費用（附註c）	5,000	Nil
Recruitment of additional staff to the Company and general staff for the representative offices to be established in Shanghai in the PRC	增聘員工及為將於中國上海設立之代表辦事處增聘一般職員	3,000	1,200

Use of Proceeds (Cont'd)

Notes:

(a) During the year, the Company has adjusted its plan for spending on capital expenditure on embedded technology due to the rapid development of embedded technology. The Company will acquire the equipment for research and development on embedded technology in accordance with the industry condition in year 2001.

(b) As at 31st December, 2000, the Company was in the process of applying for a piece of land located at High & New Technology Industry Park, Shenzhen, for construction of a research and development centre. No material cost had been incurred in respect of the application procedure. The Company plans to commence the construction of Shenzhen research and development centre in the second half of year 2001.

(c) As at 31st December, 2000, the Company has obtained the approval for establishment of the Shanghai Branch Office. The Company was in the process of registering the branch office in Shanghai. No material cost had been incurred in respect of the registration procedure. The Company plans to commence the establishment of Shanghai branch office in the second quarter of year 2001.

所得款項用途（續）

附註：

(a) 本年度，本公司根據嵌入式技術的迅速發展，調整了對嵌入式技術的資本性費用。本公司將根據二零零一年的行業情況，購置研發用的嵌入式儀器。

(b) 於二零零零年十二月三十一日，本公司正在申請一幅位於深圳市高新技術產業園的土地作興建研發中心。就申請過程，並無發生重大成本。本公司計劃於二零零一年下半年展開興建深圳研發中心的工程。

(c) 於二零零零年十二月三十一日，本公司獲得成立上海分公司的批文，現正籌備於上海辦理註冊手續。就辦理註冊手續，並無發生重大成本。本公司計劃於二零零一年第二季度開始建立上海分公司。

AUDITORS

The accompanying financial statements were audited by Messrs. Arthur Andersen & Co. A resolution for the re-appointment of Messrs. Arthur Andersen & Co as the auditors for the ensuing year is to be proposed at the forthcoming annual general meeting.

核數師

附奉的財務報表由安達信公司審核。續聘安達信公司為本公司核數師的決議案將於即將舉行的股東週年大會上提呈。

On behalf of the Board of Directors,
XU ZHEN DONG
Chairman

Beijing, the PRC
28th March, 2001

代表董事會
許振東
主席

中國，北京
二零零一年三月二十八日

To the Shareholders:

致各位股東：

For the year ended 31st December 2000, the Supervisors of the Supervisory Committee have strictly complied with the requirements of the "Company Law of The People's Republic of China", "Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited" and the Articles of Association of the Company and adhered to the principles of honesty and integrity in discharging our supervisory duties and obligations faithfully and safeguarding the interests of the shareholders, the Company and its staff and be responsible to the shareholders.

於截至二零零零年十二月三十一日止年度內，本監事會各位監事嚴格遵守《中華人民共和國公司法》、《香港創業板證券上市規則》及本公司章程的規定，遵守誠信原則，忠實履行監督之職責和義務，維護股東、公司及其員工權益並向股東負責。

During the period of this Report, two meetings of the Supervisory Committee were held.

報告期內，監事會共召開了兩次會議。

(1) The first meeting of the first session of the Supervisory Committee was held at the East Room, Lakeside House, Peking University on 17th March 2000. The agenda of the meeting was the election of the Chairman of the Supervisory Committee of the Company.

(1) 2000年3月17日在北京大學臨湖軒東聽召開了第一屆第一次監事會會議，會議議題是選舉公司監事會主席。

(2) The second meeting of the first session of the Supervisory Committee was held at the conference room on the third floor of the Company on 12 August 2000. The agenda of the meeting was the review of the report of the 2000 interim results of the Company.

(2) 2000年8月12日在公司三樓會議室召開了第一屆第二次監事會會議。會議議題是審議公司2000年度中期業績報告。

During the period of this Report, the Supervisory Committee was present at all the major activities of the Company, such as the meetings of the Board of Directors and had discharged its supervisory functions over the Board of Directors and its members and senior management, such as general manager, deputy general managers, and the operations management of the Company.

報告期內，監事會列席了公司董事會會議等重大活動，對董事會及其成員和總經理、副總經理等高級管理人員和公司的經營管理行使了監督職能。

As a result of our work, the Supervisory Committee is in a position to express its independent opinion in respect of the following matters:

經過以上工作，監事會對如下事項發表獨立意見：

1. The Supervisory Committee has verified the financial information such as the financial and performance reports and the profit appropriations proposal to be submitted to the Annual General Meeting by the Board of Directors in a serious manner. We are of the opinion that the financial information audited by Arthur Andersen & Co has reflected truly and fairly the conditions of the operating results and the assets of the Company.

2. The management of the Company was able to execute the affairs of the Company in accordance with the "Company Law of The People's Republic of China" and the Articles of Association of the Company and establish a proper internal control system. During the period of this Report, the Supervisory Committee has not discovered any act of the management, in the performance of their duties, that prejudiced the interests of the Company and its staff, or contravened the laws and regulations of the State and the Articles of Association of the Company.

3. During the year, the Company was not threatened with any major litigation nor was there any matter that the Supervisory Committee had intervened with or threatened against the Board of Directors.

4. The connected transactions of the Company, which have fully complied with the relevant provisions of the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, were fair and reasonable. We have not discovered any act that prejudiced the interests of the Company.

1. 監事會認真核對了董事會提交給股東大會的財務報告、業績報告和利潤分配方案等財務資料。監事會認為，經安達信公司審核後的財務資料，真實公允地反映了公司的經營業績和資產狀況。

2. 公司管理層能夠按照《中華人民共和國公司法》和公司章程執行公司事務，建立了完善的內部控制制度，在報告期內未發現其有濫用職權侵犯股東、本公司及公司員工權益的現象發生，也未發現有違反法律、法規和公司章程的行為。

3. 公司年內未發生任何重大訴訟事項和監事會向董事會交涉或對董事起訴的事宜。

4. 公司的關聯交易完全符合香港聯交所創業板規則的有關條例，公平合理，未發現有損害本公司利益的行為。

We would like to express our appreciation for the strenuous supports given by the Shareholders, Directors and all staff to the work of the Supervisory Committee during the past year.

在過去的一年中，監事會的工作得到了公司各位股東、董事及全體員工的大力支持，謹此表示衷心感謝！

By order of the Supervisory Committee
ZHANG YONG LI
Chairman

承監事會命
張永利
主席

Beijing, the PRC
28th March 2001

中國，北京
二零零一年三月二十八日

ARTHUR ANDERSEN

ARTHUR ANDERSEN

Arthur Andersen & Co
21st Floor Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

安達信公司
香港中環
皇后大道中15號
置地廣場
公爵大廈21樓

Auditors' Report to the Shareholders of
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED
(Incorporated in the People's Republic of China with limited liability)

致北京北大青鳥環宇科技股份有限公司全體股東

(於中華人民共和國註冊成立之股份有限公司)

We have audited the financial statements on pages 65 to 105 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

本核數師(以下簡稱「我們」)已完成審核刊載於第65頁至第105頁按照香港公認會計準則編製的財務報表。

Respective responsibilities of directors and auditors

董事及核數師的責任

The company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

貴公司的董事須負責編製真實與公平的財務報表。在編製該等財務報表時,董事必須貫徹採用合適的會計政策。

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

我們的責任是根據我們審核工作的結果,對該等財務報表作出獨立意見,並向股東報告。

Basis of opinion

意見的基礎

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the company and of the group, consistently applied and adequately disclosed.

我們是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證,亦包括評估董事於編製該等財務報表時所作出的重大估計及判斷、所釐定的會計政策是否適合　貴公司及　貴集團的具體情況,以及是否貫徹運用並足夠披露該等會計政策。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

我們在策劃和進行審核工作時，均以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充分的憑證，就該等財務報表是否存有重大錯誤陳述，作合理的確定。在作出意見時，我們亦已衡量該等財務報表所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and of the group as at 31st December, 2000 and of the profit and cash flows of the group for the year then ended, and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

意見

我們認為，上述的財務報表均真實與公平地反映 貴公司及 貴集團於二零零零年十二月三十一日的財務狀況及 貴集團截至該日止年度的盈利和現金流量，並已按照香港公司條例之披露規定適當編製。

ARTHUR ANDERSEN & CO
Certified Public Accountants

Hong Kong, 28th March, 2001.

安達信公司
執業會計師

香港，二零零一年三月二十八日。

Consolidated Income Statement
綜合損益表

For the year ended 31st December, 2000 截至二零零零年十二月三十一日止年度
(Amounts expressed in Renminbi) （金額以人民幣為單位）

RMB'000 *人民幣千元*		*Note* *附註*	**2000** **二零零零年**	**1999** **一九九九年**
Turnover	營業額	4	60,843	10,419
Operating expenses:	經營費用：			
Material and equipment	材料及設備		(15,783)	(7,270)
Employment costs	人員成本		(10,817)	(3,455)
Depreciation of fixed assets	固定資產折舊		(2,960)	(1,262)
Other operating expenses	其他經營費用		(6,733)	(2,931)
Profit (Loss) from operations	經營盈利（虧損）		24,550	(4,499)
Interest income	利息收入		6,726	13
Exchange loss	滙兑損失		(209)	–
Profit (Loss) before taxation	税前盈利（虧損）	5	31,067	(4,486)
Taxation	税項	7	–	–
Profit (Loss) attributable to shareholders	股東應佔盈利（虧損）	8	31,067	(4,486)
Earnings (Loss) per share – Basic	每股盈利（虧損）－基本（人民幣元）	9	RMB0.038	RMB(0.006)

Consolidated Statement of Recognised Gains and Losses
綜合已確認收益及虧損表

For the year ended 31st December, 2000 截至二零零零年十二月三十一日止年度
(Amounts expressed in Renminbi) （金額以人民幣為單位）

RMB'000 人民幣千元		2000 二零零零年	1999 一九九九年
Net gains not recognised in the consolidated income statement	未於綜合損益表內確認的淨收益		
– Surplus on revaluation of fixed assets	一固定資產評估增值	–	2,608
Profit (Loss) attributable to shareholders	股東應佔盈利（虧損）	31,067	(4,486)
Total recognised gains (losses)	已確認總收益（虧損）	31,067	(1,878)

Balance Sheets
資產負債表

As at 31st December, 2000 於二零零零年十二月三十一日
(Amounts expressed in Renminbi) （金額以人民幣為單位）

RMB'000 人民幣千元		Note 附註	Consolidated 綜合 2000 二零零零年	Consolidated 綜合 1999 一九九九年	Company 公司 2000 二零零零年
Fixed assets	固定資產	10	9,882	8,480	9,882
Investment in subsidiary	投資於附屬公司	11	–	–	1
Current assets:	流動資產：				
Inventories	存貨	12	2,969	1,972	2,969
Prepayments and other current assets	預付款及其他流動資產	13	21,884	317	21,908
Accounts receivable	應收賬款	3	24,596	3,189	24,596
Cash and bank deposits	現金及銀行存款		327,469	12,341	327,468
Total current assets	流動資產總額		376,918	17,819	376,941
Current liabilities:	流動負債：				
Accounts payable	應付賬款	3	4,622	791	4,622
Accrued liabilities	預提費用	14	5,803	870	5,803
Deferred revenue	遞延收益	3	1,796	11,553	1,796
Provision for warranty	保修撥備		500	500	500
Taxes payable	應付稅金		2,772	1,206	2,772
Total current liabilities	流動負債總額		15,493	14,920	15,493
Net current assets	流動資產淨額		361,425	2,899	361,448
Net assets	淨資產		371,307	11,379	371,331
Represented by:	代表為：				
Share capital	股本	15	96,400	–	96,400
Reserves	儲備	17	274,907	11,379	274,931
Total shareholders' equity	股東權益總額		371,307	11,379	371,331

Approved by the Board of Directors on 28th March, 2001 and signed on behalf of the Board by:

於二零零一年三月二十八日經董事會批准，並由以下董事代表董事會簽署：

XU ZHEN DONG
許振東
Director
董事

CHEN ZHONG
陳鐘
Director
董事

Consolidated Cash Flow Statement
綜合現金流量表

For the year ended 31st December, 2000 截至二零零零年十二月三十一日止年度
(Amounts expressed in Renminbi) （金額以人民幣為單位）

RMB'000 人民幣千元		Note 附註	2000 二零零零年	1999 一九九九年
Net cash (outflow) inflow from operating activities	經營活動現金（流出）流入淨額	21(a)	(12,328)	11,060
Returns on investments and servicing of finance:	投資回報及融資費用：			
Interest received	已收利息		3,061	13
Investing activities:	投資活動：			
Additions of bank deposits with maturity over three months	增加三個月以上的銀行定期存款		(212,280)	–
Purchase of fixed assets	購買固定資產		(4,466)	(1,139)
Proceeds from disposal of fixed assets	處置固定資產所得款項		–	56
Loans	貸款	21(b)	(19,260)	–
Repayment of loans	償還貸款	21(b)	19,260	–
			(216,746)	(1,083)
Net cash (outflow) inflow before financing	融資前現金（流出）流入淨額		(226,013)	9,990
Financing:	融資：	21(c)		
Contribution by promoters in connection with the Reorganisation	就重組有關的發起人注資	21(d)	51,190	–
Issuance of H Shares	發行H股		308,364	–
Share issuance expenses	發行股份的費用		(30,693)	–
			328,861	–
Increase in cash and cash equivalents	現金及現金等價物增加		102,848	9,990
Cash and cash equivalents, beginning of year	年初現金及現金等價物		12,341	2,351
Cash and cash equivalents, end of year	年末現金及現金等價物	21(e)	115,189	12,341

(Amounts expressed in Renminbi unless otherwise stated) (除另行説明外,金額以人民幣為單位)

1. Reorganisation, basis of presentation and principal activities

Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") was incorporated as a Sino-foreign joint stock limited company in Beijing, the People's Republic of China, on 29th March, 2000. The Company's shares have been listed on the Growth Enterprise Market ("GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27th July, 2000.

On 17th April, 2000, the Company completed a reorganisation as set out in the Company's Prospectus dated 20th July, 2000 (the "Reorganisation"). The Reorganisation involved entities under common control, and the Company resulting from the Reorganisation is regarded as a continuing business. Accordingly, the Reorganisation has been accounted for on the basis of merger accounting, under which the financial statements have been prepared as if the Reorganisation had been completed as at 1st January, 2000 and the business activities had been conducted by the Company since 1st January, 2000, rather than from the date on which the Reorganisation was completed. The comparative figures as at and for the year ended 31st December, 1999 have been presented on the same basis.

No balance sheet of the Company as at 31st December, 1999 is presented as it was incorporated subsequent to that date.

The Company is principally engaged in the research, development, manufacturing, marketing and sale of embedded systems, including Global Positioning System application systems, network security products, wireless fire alarm systems, application specific integrated circuits and smart card application systems, and related products. The Company is also engaged in the provision of total solution services through application of its embedded system products.

1. 重組、呈報基準及主要業務

北京北大青鳥環宇科技股份有限公司(「本公司」)於二零零零年三月二十九日在中華人民共和國北京市成立為中外合資股份制有限公司。本公司的股份於二零零零年七月二十七日起於香港聯合交易所有限公司(「聯交所」)的創業板上市。

本公司已於二零零零年四月十七日完成一項重組,詳見本公司於二零零零年七月二十日發佈的招股章程(「重組」)。重組涉及於共同控制下的企業,故由重組產生的本公司被視作一延續性業務。因此,重組以合併會計法處理,財務報表的編製乃假設重組是於二零零零年一月一日完成,且本公司的經營活動亦由二零零零年一月一日起開始,而非由重組完成當日起計算。於一九九九年十二月三十一日及截至該日止年度的比較數字亦根據同樣的基準呈列。

本公司於一九九九年十二月三十一日後成立,故並無呈列該日的資產負債表。

本公司主要從事研究、開發、製造、市場推廣及銷售嵌入式系統產品,包括全球定位應用系統、網絡安全產品、無線消防報警系統、專用集成電路、聰明咭應用系統,及相關產品。本公司亦通過應用其嵌入式系統產品為客戶提供全面解決方案服務。

(Amounts expressed in Renminbi unless otherwise stated) (除另行說明外,金額以人民幣為單位)

2. Principal accounting policies

The financial statements have been prepared in accordance with Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong, the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on the GEM of the Stock Exchange.

The Company and its subsidiary (together, the "Group") have elected to early adopt SSAP 9 (revised) – "Events After the Balance Sheet Date", SSAP26 – "Segment Reporting", SSAP 28 – "Provisions, Contingent Liabilities and Contingent Assets", SSAP 29 – "Intangible Assets", SSAP 30 – "Business Combinations", SSAP 31 – "Impairment of Assets", and SSAP 32 – "Consolidated Financial Statements and Accounting for Investments in Subsidiaries". Management has concluded that early adoption of these standards has no material impact on the Group's financial statements.

Principal accounting policies are summarised below:

(a) Basis of measurement

The financial statements have been prepared on the historical cost basis as modified by stating certain fixed assets at revalued amount as explained in Note 2(i) below.

2. 主要會計政策

財務報表乃根據香港會計師公會頒佈的會計實務準則(「會計實務準則」)、香港公認會計準則、香港公司條例的披露規定及聯交所創業板證券上市規則編製。

本公司及附屬公司(統稱「本集團」)已選擇提前採納會計實務準則第9號(經修訂)-「資產負債表日後事項」、第26號-「分類申報」、第28號-「撥備、或然負債及或然資產」、第29號-「無形資產」、第30號-「業務合併」、第31號-「資產減值」及第32號-「綜合財務報表及投資於附屬公司的會計處理」。管理層認為提前採納此等準則對本集團的財務報表並無重大影響。

主要會計政策概要如下:

(a) 計量基準

財務報表乃根據歷史成本法編製,除某些固定資產是按下文附註2(i)所述的評估值列帳。

2. Principal accounting policies (Cont'd)

(b) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. The results of subsidiaries acquired or disposed of during the year are recorded from or to their effective dates of acquisition or disposal. Significant intra-group transactions and balances have been eliminated on consolidation.

(c) Subsidiary

A subsidiary is a company in which the Company holds, directly or indirectly, more than 50% of the issued voting share capital as a long-term investment. In the Company's financial statements, investment in subsidiary is stated at cost less provision for impairment in value, and income from subsidiary is recorded to the extent of dividends received and receivable.

(d) Turnover and revenue recognition

Turnover comprises (i) the net invoiced value for the sales of embedded systems and related products, (ii) fees from fixed price contracts in connection with the provision of total solution services through application of its embedded system products, and (iii) fees from technical consulting, maintenance and training services, excluding applicable value-added tax and business tax.

2. 主要會計政策（續）

(b) 綜合基準

綜合財務報表包括本公司及附屬公司的賬目。於本年度所收購或出售的附屬公司的業績由其收購或出售日起或止入賬。集團內部的重大交易及餘額已於編製綜合財務報表時抵銷。

(c) 附屬公司

附屬公司指本公司直接或間接持有已發行有投票權股本50%以上作長期投資的公司。於本公司的財務報表中，投資於附屬公司以成本扣除減值撥備列賬，來自附屬公司收入以已收及應收股息為限記錄。

(d) 營業額及收入確認

營業額包括在扣除適用的增值稅和營業稅後的(i)嵌入式系統及相關產品銷售的已開發票淨值，(ii)來自通過使用其嵌入式系統產品提供全面解決方案服務的固定價格合約的收費，及(iii)來自技術咨詢、維護及培訓服務的收費。

2. **Principal accounting policies** (Cont'd)

(d) **Turnover and revenue recognition** (Cont'd)

Revenue is recognised when the outcome of a transaction can be measured reliably and when it is probable that the economic benefits associated with the transaction will flow to the Group, on the following bases:

- Sales of embedded systems and related products are recognised when the installation work is completed and customer has accepted the systems and products together with the risks and rewards of ownership.

- Revenue from provision of total solution services is recognised by reference to the stage of completion of the contract activity. Stage of completion is generally determined by reference to the services performed to date as a proportion of total services to be performed. In instances where the stage of completion is not identifiable, revenue from the provision of total solution service is recognised on a straight-line basis over the period in which the work is performed. When the outcome of a contract cannot be estimated reliably, contract revenues are recognised only to the extent of contract costs incurred that are probable of recovery, and contract costs are recognised as an expense in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

2. **主要會計政策**(續)

(d) **營業額及收入確認**(續)

收入乃於交易結果能夠可靠計量及交易涉及之經濟效益極有可能流入本集團時,按以下基準確認:

- 嵌入式系統及相關產品的銷售乃於系統及產品的安裝工作完成並獲客戶連同有關擁有權的風險及回報接納後予以確認。

- 來自提供全面解決方案服務的收入乃參照合約中的完成階段確認。完成階段一般參照需進行的全部服務相對目前已進行的服務的比例而釐定。在不能分辨完成階段的情況下,提供全面解決方案服務的收入乃在提供工作期間以直線法確認。當合約的結果不能可靠地預計時,合約收入乃按僅可能收回的已發生合約成本確認,而合約成本則於發生期間確認為費用。當合約總成本可能超過合約總收入時,預期的虧損則即時被確認為費用。

2. Principal accounting policies (Cont'd)

(d) Turnover and revenue recognition (Cont'd)

- Maintenance revenue is recognised rateably over the term of the respective maintenance contract. Technical consulting revenue and training revenue are recognised when the service is delivered.

- Interest income is recognised on a time proportion basis on the principal outstanding and at the rate applicable.

Deferred revenue represents amounts received for which the earning process has not been completed.

(e) Taxation

Individual companies within the Group provide for profits tax on the basis of their profits for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for profits tax purposes.

Deferred taxation is provided under the liability method, at the current tax rate, in respect of significant timing differences between profit as computed for taxation purposes and profit as stated in the financial statements, except where it is considered that no liability will arise in the foreseeable future. Deferred tax assets are not recognised unless the related benefits are expected to crystallise in the foreseeable future.

2. 主要會計政策（續）

(d) 營業額及收入確認（續）

- 維護收入乃根據有關的維護合約的期限按比例予以確認。技術咨詢收入及培訓收入於提供服務時予以確認。

- 利息收入乃以時間比例按本金額及適用利率計算。

遞延收益指賺取收入的過程尚未完成而已收取之款項。

(e) 稅項

本集團各公司的利得稅撥備乃根據財務報表上所示盈利，就毋須課稅的收入或不得抵扣的支出作出調整後計算。

遞延稅項乃根據負債法，就應課稅溢利及財務報表所示溢利間之重大時差於當前稅率下作出撥備，惟不包括認為不會於可見將來出現之負債。除非預計有關利益會於可見未來實現，否則遞延稅項資產不予確認。

2. Principal accounting policies (Cont'd)

(f) Research and development

Research expenditures are written off as incurred. Development expenditures are written off as incurred except for those incurred for specific projects where recoverability can be foreseen with reasonable assurance and which comply with the following criteria: (i) the product or process is clearly defined and the costs attributable to the product or process can be separately identified and measured reliably; (ii) the technical feasibility of the product or process can be demonstrated; (iii) the enterprise intends to produce and market, or use, the product or process; (iv) a market exists for the product or process or, if it is to be used internally rather than sold, its usefulness to the enterprise can be demonstrated; and (v) adequate resources exist, or their availability can be demonstrated, to complete the project and market or use the product or process. Capitalised development expenditures are amortised on a straight-line basis over the period in which the related products are expected to be sold, starting from the commencement of sales.

During the year ended 31st December, 2000, there were no development costs that meet the capitalisation criteria and consequently all development costs were expensed as incurred.

(g) Warranty

Provision for warranty costs is recorded based on management's estimate of future warranty liabilities in respect of warranty periods ranging from one to three years.

2. 主要會計政策（續）

(f) 研究及開發

研究支出於產生時撇銷。開發支出於產生時撇銷，惟為特定項目產生且預期可合理地確保收回及符合下述標準者除外：(i) 該產品或工序可以清楚辨別，且相關的成本可以個別認定及可靠計量；(ii) 可證明該產品或工序在技術上可行性；(iii) 企業打算生產及銷售或者使用該產品或工序；(iv) 該產品或工序存在市場，或如果為內部使用，可證明對企業有用；及 (v) 擁有或顯示有足夠的資源以完成並推銷此項目或使用該產品或工序。已資本化的開發支出在自產品開始銷售起的預期可出售的期間按直線法攤銷。

於截至二零零零年十二月三十一日止年度，概無開發成本符合資本化的標準，因此所有開發成本已於發生時列作費用。

(g) 保修

保修費用的撥備，是按管理層就一至三年的保修期的未來保修負債估算計提。

(Amounts expressed in Renminbi unless otherwise stated) (除另行説明外,金額以人民幣為單位)

2. Principal accounting policies (Cont'd)

(h) Employee retirement benefits

The costs of employee retirement benefits are recognised as expenses in the period in which they are incurred.

(i) Fixed assets and depreciation

Fixed assets are stated at cost or valuation less accumulated depreciation. Major expenditures on modifications and betterments of fixed assets which will result in future economic benefits are capitalised, while expenditures on maintenance and repairs are expensed when incurred. Depreciation is provided on a straight-line basis to write off the cost of each asset over its estimated useful life. The annual rates of deprecation are as follows:

Machinery and equipment	10% to 33%
Leasehold improvements, furniture and office equipment	20% to 50%
Motor vehicles	20%

Machinery and equipment are subject to independent valuation on a regular basis. Any increase in valuation is credited to capital reserve; any decrease is firstly offset against an increase on earlier valuation of the same item of machinery and equipment and is thereafter charged to the income statement.

2. 主要會計政策(續)

(h) 僱員退休福利

僱員退休福利的成本於發生期間確認為費用。

(i) 固定資產及折舊

固定資產按成本值或評估值減累計折舊列賬。可產生日後經濟利益的改造及改良固定資產所產生的主要開支予以資本化,而保養及維修固定資產的開支於產生時列作費用。各項資產的折舊乃採用直線法按估計可使用年期計提。折舊的年率如下:

機器及設備	10%至33%
租賃物業裝修、傢俬及辦公室設備	20%至50%
汽車	20%

機器設備須定期進行獨立評估。任何評估增值須計入資本公積內,任何評估減值須首先沖銷同一機器和設備先前的評估增值,然後計入損益表內。

2. Principal accounting policies (Cont'd)

(i) Fixed assets and depreciation (Cont'd)

The carrying value of fixed assets is assessed periodically or when factors indicating an impairment are present. Fixed assets carried at cost less accumulated depreciation are reduced to the recoverable amount if it is lower than book value, with the difference charged to the income statement. In determining the recoverable amount of items of fixed assets, expected future cash flows are not discounted to the present value.

Gains and losses on disposal of fixed assets are recognised in the income statement based on the net disposal proceeds less the carrying amount of the assets.

(j) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is calculated on the weighted average method of costing and includes costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is based on estimated selling prices in the ordinary course of business, less further costs expected to be incurred to completion and disposal. Provision is made for obsolete, slow-moving or defective items where appropriate.

2. 主要會計政策（續）

(i) 固定資產及折舊（續）

固定資產的賬面值定期或當有跡象顯示出現減值時進行評估。倘若以成本減累計折舊列示的固定資產的可收回款項低於賬面值，則應減至其可收回款項，其差額計入損益表。在釐定固定資產的可收回款項時，預計未來現金流量不會貼現至現值。

處置固定資產的盈利及虧損根據處置所得款項淨額減資產賬面值於損益表內確認。

(j) 存貨

存貨按成本與可變現淨值孰低者列賬。成本以加權平均法計算，包括採購成本、轉換成本以及其他令存貨運至現時地點及達至現況的成本。可變現淨值根據在正常業務過程中之估計售價減未來完成及出售產生之估計成本計算。陳舊、滯銷或損壞的貨品按情況作出撥備。

2. **Principal accounting policies** (Cont'd)

(j) **Inventories** (Cont'd)

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(k) **Operating leases**

Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to the income statement on a straight-line basis over the period of the leases.

(l) **Foreign currency translation**

The Company and its subsidiary maintain their books and records in Renminbi ("RMB"). Transactions in other currencies during the year are translated into Renminbi at the applicable rates of exchange prevailing at the time of the transactions; monetary assets and liabilities denominated in other currencies are translated into Renminbi at the applicable rates of exchange in effect at the balance sheet date. Exchange gains and losses are dealt with in the income statement.

2. **主要會計政策**(續)

(j) **存貨**(續)

存貨出售時,該等存貨的賬面值於有關收入的確認期間確認為費用。存貨撇減至可變現淨值的數額以及存貨的一切損失於撇減或損失出現期間確認為費用。由於存貨的可變現淨值增加而撥回的任何撇減額,均於撥回出現期間減少存貨成本。

(k) **經營租賃**

經營租賃指租賃資產擁有權的絕大部份風險及回報仍由出租人承擔。經營租賃的租金款項以直線法按租約期限計入損益表中。

(l) **外幣折算**

本公司及其附屬公司的賬目及記錄均以人民幣列賬。年內的其他貨幣交易以交易當時的適用滙率換算為人民幣。以其他貨幣計算的貨幣性資產及負債則按資產負債表日當日適用的滙率換算為人民幣。滙兑損益記入損益表中。

2. Principal accounting policies (Cont'd)

(m) Provisions and contingencies

A provision is recognised when there is a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed regularly and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognised in the financial statements but disclosed when an inflow of economic benefits is probable.

2. 主要會計政策（續）

(m) 撥備及或然負債

因過去事項而導致出現目前的法定或推定義務時，而結算該義務時很可能（即相當有可能多於不可能）需要附有經濟利益的資源流出企業，且該義務的數額可作可靠的估計時，應確認撥備。撥備會定期審閱及調整以反映當時的最佳估計。如果貨幣時間價值的影響重大，則撥備數額應是結算義務預期需要支出的現值。

或然負債不在財務報表內確認。除非附有經濟利益的資源流出企業的可能性很小，否則或然負債須予披露。或然資產不在財務報表內確認，但於可能取得經濟利益時予以披露。

3. Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

3. 關聯人士交易

凡一方有能力直接或間接控制另一方，或有能力對另一方之財務及經營決策作出重大影響者被視為關聯人士。若該等人士均受共同控制或重大影響，則亦被視為關聯人士。

(a) Listing of related parties and their relationships with the Group are as follows:

(a) 關聯人士的名單及其與本集團的關係如下：

Name of related party 關聯人士名稱	Relationship 關係
Peking University 北京大學	The ultimate controlling shareholder 最終控股股東
The Institute of Microelectronics 微電子學研究所	A department of Peking University 北京大學學系之一
Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao") 北京天橋北大青鳥科技股份有限公司（「北京天橋」）	A shareholder of the Company; also a company controlled by Peking University 本公司的股東，亦為北京大學控股的公司
Beijing Beida Jade Bird Limited ("Beida Jade Bird") 北京北大青鳥有限責任公司（「北大青鳥」）	A shareholder of the Company; also a company controlled by Peking University 本公司的股東，亦為北京大學控股的公司
Beijing Beida Jade Bird Software System Co. ("Jade Bird Software") 北京市北大青鳥軟件系統公司（「青鳥軟件」）	A shareholder of the Company; also a company controlled by Peking University 本公司的股東，亦為北京大學控股的公司
Beijing Beida Jade Bird Tian Tong Information Construction Company Limited ("JBTT") 北京北大青鳥天通信息工程有限責任公司（「青鳥天通」）	A subsidiary of Beida Jade Bird 北大青鳥的附屬公司
Shenzhen Beida Jade Bird Sci-Tech Company Limited ("Shenzhen Jade Bird") 深圳市北大青鳥科技有限公司	A subsidiary of Beida Jade Bird 北大青鳥的附屬公司
Sichuan Tian Mu Monitored Security Company Limited ("Tian Mu") 四川天目監控保安系統有限公司（「天目」）	An associated company of Beida Jade Bird 北大青鳥的聯營公司
Hainan Jade Bird Safeguard Fire Alarm and Monitor Technologies Company Limited ("Hainan Jade Bird") 海南青鳥衛士消防報警監控技術有限公司（「海南青鳥」）	An associated company of Beida Jade Bird 北大青鳥的聯營公司

3. Related party transactions (Cont'd)

3. 關聯人士交易（續）

(b) Particulars of significant transactions between the Company and related parties are summarised below:

(b) 本公司與關聯人士之間的重大交易概述如下：

RMB'000 人民幣千元		2000 二零零零年	1999 一九九九年
Sales of embedded systems products and provision of total solution services to:	向下列各方銷售嵌入式系統產品及提供全面解決方案服務：		
– Peking University	－北京大學	953	–
– Beijing Tianqiao	－北京天橋	2,581	–
– JBTT	－青鳥天通	46	–
– Tian Mu	－天目	15,000	–
– Hainan Jade Bird	－海南青鳥	6,000	–
		24,580	–
Purchase of inventories from Beijing Tianqiao	向北京天橋購入存貨	745	–
Royalty fee for the Global Positioning System technology paid/payable to Beijing Tianqiao*	已付／應付北京天橋的全球定位系統技術專利費用*	713	–
Rental expense for premises paid/payable to Beida Jade Bird	已付／應付北大青鳥物業租金費用	–	416
Rental expense for equipment paid/payable to The Institute of Microelectronics**	已付／應付微電子學研究所設備租金費用**	892	–
Rental income for equipment received/receivable from The Institute of Microelectronics**	已收／應收微電子學研究所設備租金收入**	893	–

* *Pursuant to the technology license agreement between the Company and Beijing Tianqiao dated 17th April, 2000, Beijing Tianqiao granted an exclusive license to the Company for the use of certain Global Positioning System technology applying 230m frequency band for ten years, in return for a royalty fee of 3% on the sales of the products using this technology.*

* *根據本公司與北京天橋於二零零零年四月十七日訂立的技術特許權協議，北京天橋向本公司授出一項獨家特許權，使用利用230M頻寬製造的全球定位系統技術，為期十年，專利費用為使用本技術的產品銷售額的3%。*

3. Related party transactions (Cont'd)

(b) Particulars of significant transactions between the Company and related parties are summarised below: (Cont'd)

** *Pursuant to the equipment lease agreement between the Company and The Institute of Microelectronics dated 17th April, 2000, The Institute of Microelectronics leased certain equipment to the Company for five years at a rate of RMB120 per hour, and the Company leased certain equipment to the Institute of Microelectronics for five years at an annual fee of RMB1,260,000.*

Pursuant to the JB-CASE technology license agreement and trademark license agreement between the Company and Jade Bird Software, Jade Bird Software granted to the Company a non-exclusive license to use the JB-CASE technology and certain of its trademarks for ten years at nil consideration.

During the year ended 31st December, 2000, Beida Jade Bird provided certain office space to the Company at nil consideration.

3. 關聯人士交易（續）

(b) 本公司與關聯人士之間的重大交易概述如下：（續）

** *根據本公司與微電子學研究所於二零零零年四月十七日訂立的設備租賃協議，微電子學研究所同意向本公司租出若干設備，為期五年，每小時收費人民幣120元，而本公司則向微電子學研究所租出若干設備，為期五年，年收費人民幣1,260,000元。*

根據本公司與青鳥軟件訂立的JB-CASE技術特許權協議及商標特許權協議，青鳥軟件向本公司以無償方式授出使用JB-CASE技術及若干商標的非獨家特許權，為期十年。

於截至二零零零年十二月三十一日止年度，北大青鳥以無償方式向本公司提供若干辦公室空間。

3. **Related party transactions** (Cont'd)

3. 關聯人士交易（續）

(c) **Included in the balance sheet are the following balances with related parties:**

(c) 資產負債表中與關聯人士餘額列示如下：

		Consolidated 綜合		Company 公司
RMB'000 人民幣千元		2000 二零零零年	1999 一九九九年	2000 二零零零年
Accounts receivable from	應收下列各方賬款			
– The Institute of Microelectronics	一微電子學研究所	248	–	248
– Beijing Tianqiao	一北京天橋	3,091	–	3,091
– Beida Jade Bird	一北大青鳥	459	–	459
– Hainan Jade Bird	一海南青鳥	6,000	–	6,000
		9,798	–	9,798
Accounts payable to	應付下列各方賬款			
– Shenzhen Jade Bird	一深圳青鳥	315	–	315
– Peking University	一北京大學	42	–	42
		357	–	357
Deferred revenue from	自下列各方的遞延收益			
– Tian Mu	一天目	–	10,000	–
– Peking University	一北京大學	–	760	–
		–	10,760	–

The above balances with related parties resulted from transactions in the ordinary course of business and were unsecured, non-interest bearing and subject to settlements according to payment terms set out in the respective agreements.

以上與關聯人士的餘額來自正常業務過程中的交易，此等餘額無抵押、不計息，並按各自協議內的付款條款支付。

4. Turnover and Revenue

4. 營業額及收入

Analysis of turnover and revenue in the consolidated income statement is as follows:

綜合損益表內的營業額及收入分析如下：

RMB'000 人民幣千元		2000 二零零零年	1999 一九九九年
Analysed by nature of sales:	**按銷售性質分析：**		
Sales of embedded systems and products	銷售嵌入式系統及產品	13,388	711
Provision of total solution services	提供全面解決方案服務	47,455	9,708
Total turnover	總營業額	60,843	10,419
Analysed by product category:	**按產品類別分析：**		
Global Positioning System application systems	全球定位應用系統	22,563	163
Network security products	網絡安全產品	22,043	6,066
Wireless fire alarm systems	無線消防報警系統	6,621	1,031
Application specific integrated circuits	專用集成電路	6,287	683
Smart card application systems	聰明咭應用系統	3,329	2,476
Total turnover	**總營業額**	60,843	10,419
Interest income	**利息收入**	6,726	13
Total revenue	**總收入**	67,569	10,432

All of the Group's turnover was derived from operations conducted in Mainland China.

本集團全部營業額皆源自在中國大陸所經營的業務。

For the year ended 31st December, 2000, the largest and five largest customers accounted for approximately 23.4% and 65.8% (1999 – 69.1% and 93.1%), respectively, of the Group's turnover.

截至二零零零年十二月三十一日止年度，最大及五大客戶分別約佔本集團營業額的23.4%及65.8%(一九九九年－69.1%及93.1%)。

5. Profit (Loss) before taxation

Profit (Loss) before taxation in the consolidated income statement was determined after charging or crediting the following items:

5. 税前盈利(虧損)

綜合損益表內的税前盈利(虧損)已扣除或計入下列各項：

RMB'000 *人民幣千元*		**2000** **二零零零年**	**1999** **一九九九年**
After charging –	已扣除－		
Research and development expenditures	研究及開發支出	8,919	4,718
Operating lease rental of premises	物業之經營租賃租金	1,393	569
Operating lease rental of equipment	設備之經營租賃租金	892	–
Royalty fee	專利費用	713	430
Provision for warranty	保修撥備	–	500
Exchange loss	滙兑損失	209	–
Depreciation of fixed assets	固定資產折舊	2,960	1,262
Loss on disposal of fixed assets	處置固定資產損失	104	133
Auditors' remuneration	核數師酬金	1,000	–
After crediting –	已計入－		
Interest income from bank deposits	銀行存款利息收入	6,726	13
Operating lease rental income of equipment	設備之經營租賃租金收入	893	–

6. Directors', supervisors' and senior executives' emoluments

6. 董事、監事及高級行政人員酬金

(a) Details of emoluments paid/payable to directors and supervisors of the Company were:

(a) 已付／應付予本公司董事及監事的酬金詳情如下：

RMB'000 *人民幣千元*		**2000** 二零零零年	**1999** 一九九九年
Executive directors	執行董事		
Fees	袍金	–	–
Other emoluments	其他酬金		
– basic salaries and allowances	－基本薪金及津貼	1,350	380
– bonus*	－花紅*	900	–
Non-executive directors	非執行董事		
Fees	袍金	106	25
Other emoluments	其他酬金		
– basic salaries, bonus and allowances	－基本薪金、花紅及津貼	–	–
Supervisors	監事		
Fees	袍金	42	–
Other emoluments	其他酬金		
– basic salaries, bonus and allowances	－基本薪金、花紅及津貼	85	–
		2,483	405

* *The directors' bonus was calculated at approximately 3% of profit attributable to shareholders before the provision of such bonus. Pursuant to the service contracts between the Company and its executive directors, the Company's executive directors were entitled to bonus of not more than 5% of profit after taxation before the provisioin of such bonus.*

* *董事的花紅是按提供花紅前的股東應佔盈利約3%計算。根據本公司與其執行董事之間的服務合約，本公司執行董事有權收取不多於提供花紅前的稅前盈利不多於5%的花紅。*

No directors or supervisors waived any emolument during the year. No incentive payment for joining the Group or compensation for loss of office was paid or payable to any directors or supervisors for the year.

於年內，董事或監事概無放棄任何酬金。於年內，本集團並無向董事或監事支付或應付任何款項，作為加入本集團之獎勵或作為離職補償。

6. Directors', supervisors' and senior executives' emoluments (Cont'd)

6. 董事、監事及高級行政人員酬金(續)

(a) Details of emoluments paid/payable to directors and supervisors of the Company were: (Cont'd)

(a) 已付/應付予本公司董事及監事的酬金詳情如下:(續)

Analysis of directors' and supervisors' emoluments by number of directors and supervisors, and emolument ranges is as follows:

按董事及監事人數及酬金範圍分析的董事及監事酬金如下:

		2000 二零零零年	1999 一九九九年
Nil to RMB1,070,000 (equivalent of HK$1,000,000)	人民幣零元至人民幣1,070,000元(約合1,000,000港元)		
– Executive directors	一執行董事	5	5
– Non-executive directors	一非執行董事	5	5
– Supervisors	一監事	5	5
		15	15

(b) Details of emoluments of the five highest paid individuals (including directors and other employees) were:

(b) 五位最高薪酬人士(包括董事及其他僱員)之酬金詳情如下:

RMB'000 *人民幣千元*		2000 二零零零年	1999 一九九九年
Basic salaries and allowances	基本薪金及津貼	1,693	435
Bonus	花紅	720	–
		2,413	435
Number of directors	董事人數	4	3
Number of employees	僱員人數	1	2
		5	5

During the year, no emoluments were paid to the five highest paid individuals (including directors and other employees) as an inducement to join or upon joining the Group or as compensation for loss of office.

於年內,概無向五位最高薪酬人士(包括董事及其他僱員)支付任何酬金,作為加入本集團之獎勵或離職補償。

The emolument of the five highest paid individuals falls within the range of Nil to RMB1,070 ,000 (equivalent of HK$1,000,000).

五位最高薪酬人士之酬金均在人民幣零元至人民幣1,070,000元(約合1,000,000港元)的範圍內。

7. Taxation

(a) Enterprise income tax ("EIT")

The Company, being located in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to Mainland China EIT at a rate of 15%. It is exempted from EIT for three years starting from Year 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

No provision for Hong Kong profits tax was made as the Group had no profits subject to Hong Kong profits tax.

(b) Value-added tax ("VAT")

The Company is subject to VAT in Mainland China levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in Mainland China. VAT paid on the Company's purchases may be used to offset VAT on the sales amount to arrive at the net VAT payable.

In addition, the Company is entitled to refund of actual VAT paid exceeding 3% of the sales amount of certain approved software products.

(c) Business tax

The Company is subject to Mainland China business tax on the provision of maintenance, support and training services in Mainland China at a rate of 5% on the related revenue.

7. 稅項

(a) 企業所得稅

本公司位於北京市新技術產業開發試驗區，並已註冊為高新科技企業，適用之中國大陸企業所得稅稅率為15%。自二零零零年度的首個營運年度起三年免繳企業所得稅，其後第四至第六年則享有50%減稅。

由於本集團並無應課香港利得稅之溢利，故並無作出香港利得稅之撥備。

(b) 增值稅

本公司須就於中國大陸銷售產品、提供加工、維修及置換服務所收取的費用繳納中國大陸的增值稅，稅率為17%。本公司於採購時所支付之增值稅可用以抵扣經營收入之增值稅銷項稅，以釐定應付的增值稅淨額。

此外，本公司在若干經批准的軟件產品銷售上，可獲退回超過銷售額3%的已付增值稅。

(c) 營業稅

本公司須就在中國大陸提供維修、支持及培訓服務的收入，繳納相關收益5%的營業稅。

7. Taxation (Cont'd)

The Company's principal activities are sales of embedded systems products and provision of total solution services through application of its embedded systems products. The respective turnover taxes, including business tax and value-added tax, applicable to the Company are described above. According to the tax rules and regulations in Mainland China, when there is uncertainty as to whether value-added tax or business tax should be applied to service income generated by a primary VAT payer, the relevant state tax bureau is authorised to determine the appropriate turnover tax. During the year ended 31st December, 2000, contracts with total sales value of approximately RMB36 million were considered by the Company and Haidian Local Tax Bureau to be subject to business tax but not VAT, and accordingly, business tax at 5% of the said value was paid. Management has obtained a verbal consent from the Haidian State Tax Bureau that these transactions are subject to business tax. However, there is a contingent liability that if higher tax authorities eventually determine that VAT is the appropriate tax for these contracts, the Company may be required to pay additional turnover tax of approximately RMB4.3 million in respect of the above revenues. Taking into consideration of the common practice of paying the relevant taxes in Mainland China, the management considers the possibility of paying additional turnover tax is remote.

7. 税項（續）

本公司的主要業務為銷售嵌入式系統產品，和通過應用其嵌入式系統產品提供全面解決方案服務。適用於本公司的流轉税（包括營業税及增值税）已載列於上文。根據中國大陸的税務法規，當不確定增值税或營業税適用於增值税付款人所賺取的服務收入時，相關的國家税務局可有權釐定其合適的流轉税項。於截至二零零零年十二月三十一日止年度內，銷售價值總額約人民幣36,000,000元的合約被本公司及海淀區地方税務局列為適用營業税而非增值税。因此，上述的銷售價值已按5%支付營業税。管理層已取得海淀區國家税務局的口頭同意此等交易適用營業税。然而，倘若更高級別的税務機關最終決定增值税適用於此等合約，則本公司有可能有就以上收入額外繳付約人民幣4,300,000元的流轉税的或然負債。考慮中國大陸繳付有關税項的通常做法，管理層認為需額外繳付流轉税的機會甚微。

(Amounts expressed in Renminbi unless otherwise stated) (除另行說明外,金額以人民幣為單位)

8. Profit attributable to shareholders

During the year ended 31st December, 2000, the consolidated profit attributable to shareholders included a profit of approximately RMB31,091,000 dealt with in the financial statements of the Company.

8. 股東應佔盈利

於截至二零零零年十二月三十一日止年度,股東應佔綜合盈利包括本公司財務報表中列示的盈利約人民幣31,091,000元。

9. Earnings (Loss) per share

The calculation of earnings per share for the year ended 31st December, 2000 was based on the profit attributable to shareholders of approximately RMB31,067,000 (1999 – loss of approximately RMB4,486,000) and on the weighted average number of approximately 812,721,000 shares (1999 - 700,000,000 shares) in issue during the year, according to the basis of presentation described in Note 1 and adjusted for the effect of the subdivision of shares made by the Company in December 2000 (see Note 15(c)).

No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

9. 每股盈利(虧損)

截至二零零零年十二月三十一日止年度的每股盈利乃根據股東應佔盈利約人民幣31,067,000元(一九九九年一虧損約人民幣4,486,000元)及按附註1所述的呈報基準並按公司於二零零零年十二月作出的股份拆細的影響(參閱附註15(c))計算的年內已發行加權平均股數812,721,000股(一九九九年一700,000,000股)計算。

由於並無潛在可攤薄之已發行普通股,因此並無列示每股攤薄盈利。

10. Fixed assets

Movements of fixed assets (Consolidated and Company) were:

10. 固定資產

固定資產（綜合及公司）的變動如下：

RMB'000 人民幣千元		Machinery and equipment 機器及設備 (2000 二零零零年)	Leasehold improvements furniture and office equipment 租賃物業裝修、傢俬及辦公室設備 (2000 二零零零年)	Motor vehicles 汽車 (2000 二零零零年)	Total 合計 (2000 二零零零年)	Total 合計 (1999 一九九九年)
Cost or Valuation	**成本或評估值**					
Beginning of year	年初	18,522	895	571	19,988	10,111
Additions	增加	1,861	2,605	–	4,466	1,139
Revaluation	評估	–	–	–	–	8,996
Disposals	處置	(172)	–	–	(172)	(258)
End of year	年末	20,211	3,500	571	24,282	19,988
Representing:	代表：					
At cost	按成本值	2,840	3,500	571	6,911	2,617
At professional valuation	按專業估值	17,371	–	–	17,371	17,371
		20,211	3,500	571	24,282	19,988
Accumulated depreciation	**累計折舊**					
Beginning of year	年初	(11,134)	(155)	(219)	(11,508)	(3,927)
Provision for the year	本年度撥備	(2,301)	(546)	(113)	(2,960)	(1,262)
Revaluation	評估	–	–	–	–	(6,388)
Disposals	處置	68	–	–	68	69
End of year	年末	(13,367)	(701)	(332)	(14,400)	(11,508)
Net book value	**賬面淨值**					
End of year	年末	6,844	2,799	239	9,882	8,480
Beginning of year	年初	7,388	740	352	8,480	6,184

10. Fixed assets (Cont'd)

As required by the laws and regulations in Mainland China relating to reorganisation involving state-owned assets, machinery and equipment of the predecessor entities were transferred to the Company at the appraised values as at 31st December, 1999. The appraisal was performed by CIECC Assets Appraisal Corporation, an independent qualified appraiser in Mainland China, taking into consideration the then replacement costs, physical condition, remaining useful lives and other relevant factors.

10. 固定資產(續)

按中國大陸關於涉及國有資產重組的有關法規要求，前身業務的機器及設備乃按一九九九年十二月三十一日的評估值轉讓予本公司。評估由中國大陸獨立合資格估值師中咨資產評估事務所進行。在其評估值中，已考慮資產當時的重置成本、實際狀況、剩餘可使用年限及其他相關因素。

11. Investment in subsidiary

In the Company's balance sheet, investment in subsidiary consisted of:

11. 投資於附屬公司

於本公司資產負債表上，投資於附屬公司包括：

RMB'000 *人民幣千元*		**2000** **二零零零年**
Unlisted shares	未上市股份	1

Particulars of the Company's subsidiary as at 31st December, 2000 were as follows:

於二零零零年十二月三十一日本公司的附屬公司詳情如下：

Company name **公司名稱**	**Place of incorporation and operations** **註冊成立及經營地點**	**Paid-up capital** **繳足股本**	**Percentage of equity interest attributable to the group** **本集團應佔股本權益百分比**	**Principal activities** **主要業務**
Beida Jade Bird Universal Sci-Tech (Cayman) Development Company Limited 北大青鳥環宇(開曼)發展有限公司	Cayman Islands/ Hong Kong 開曼群島／香港	US$1 1美元	100%	Technology research, development and sale of integrated circuits and related products 集成電路及有關產品的技術研究、開發及銷售

12. Inventories

12. 存貨

Inventories consisted of:

存貨包括:

RMB'000 人民幣千元		Consolidated 綜合 2000 二零零零年	 1999 一九九九年	Company 公司 2000 二零零零年
Raw materials	原材料	1,118	690	1,118
Work-in-progress on contracts for total solution services	全面解決方案合約的在進行中項目	1,502	928	1,502
Finished goods	產成品	349	354	349
		2,969	1,972	2,969

13. Prepayments and other current assets

13. 預付款及其他流動資產

Prepayments and other current assets consisted of:

預付款及其他流動資產包括:

RMB'000 人民幣千元		Consolidated 綜合 2000 二零零零年	 1999 一九九九年	Company 公司 2000 二零零零年
Prepayment for purchase of materials*	預付購買材料款項*	16,821	–	16,821
Interest receivable	應收利息	3,665	–	3,665
VAT recoverable	可收回增值稅	838	–	838
Others	其他	560	317	584
Total	合計	21,884	317	21,908

* Prepayment for purchase of materials included RMB15,921,000 for the purchase of spare parts of Global Positioning System application systems.

* 購買材料的預付款項包括購買全球定位應用系統部件約人民幣15,921,000元。

14. Accrued liabilities

14. 預提費用

Accrued liabilities consisted of:

預提費用包括：

RMB'000 人民幣千元		Consolidated 綜合 2000 二零零零年	Consolidated 綜合 1999 一九九九年	Company 公司 2000 二零零零年
Salary and welfare payable	應付薪金及福利	3,810	560	3,810
Directors' bonus payable	應付董事花紅	900	–	900
Others	其他	1,093	310	1,093
		5,803	870	5,803

15. Share capital

15. 股本

During the year ended 31st December, 2000, movements of the Company's registered and issued capital were as follows:

於截至二零零零年十二月三十一日止年度，本公司的註冊及已發行股本變動如下：

		Number of shares 股份數目 '000 千股	Nominal value 面值 RMB'000 人民幣千元	Percentage 百分比
Issuance of promoter shares in connection with the Reorganisation *(a)*	就重組有關而發行的發起人股份 *(a)*	70,000	70,000	72.6%
Issuance of overseas public shares (H Shares) *(b)*	發行海外公眾股份（H股）*(b)*	26,400	26,400	27.4%
Shares subdivision *(c)*	股份拆細 *(c)*	867,600	–	–
End of year	年末	964,000	96,400	100.0%

Notes –

(a) Upon incorporation, the Company's registered share capital amounted to RMB70,000,000, divided into 70,000,000 shares of RMB1 each.

附註－

(a) 本公司於註冊成立時的註冊股本為人民幣70,000,000元，分為70,000,000股面值人民幣1元的股份。

(Amounts expressed in Renminbi unless otherwise stated) (除另行說明外，金額以人民幣為單位)

15. Share capital (Cont'd)

(b) On 15th July, 2000, the Company's registered share capital was authorised to increase from RMB70,000,000 to RMB94,000,000, divided into 70,000,000 promoter shares of RMB1 each and 24,000,000 H Shares (excluding an over-allotment option of 2,400,000 H Shares) of RMB1 each, ranking pari passu in all respects with the then existing shares, and the Company was authorised to allot and issue additional 2,400,000 H Shares of RMB1 each according to the market demand. Subsequently, 24,000,000 H Shares and 2,400,000 H Shares were placed with professional, institutional and other investors on 26th July, 2000 and 15th August, 2000, respectively, at HK$11 per share.

(c) With effect from 18th December, 2000, each of the Company's shares with nominal value of RMB1 was subdivided into ten shares of RMB0.1 each.

16. Share options

The Company adopted a share option scheme on 5th July, 2000, pursuant to which the board of directors of the Company may, at its discretion, grant options to any full-time employees of the Group to subscribe for shares in the Company, to a maximum of 30% of the Company's shares in issue at the date of grant. The exercise price will be determined by the board of directors, and will not be less than the higher of: (a) the nominal value of a H Share; (b) the average closing price of the H Shares quoted on the GEM of the Stock Exchange on the five trading days immediately preceding the date of offer of the options; or (c) the closing price of the H Shares quoted on the GEM of the Stock Exchange on the date of offer of the options, which must be a business day as defined in the GEM Listing Rules. However, employees who are Chinese nationals in Mainland China shall not be entitled to exercise the option until the current restrictions on these persons for subscribing or dealing in H Shares imposed by the laws and regulations in Mainland China have been amended or removed.

For the year ended 31st December, 2000, no options were granted to the Group's employees.

15. 股本(續)

(b) 於二零零零年七月十五日，本公司的註冊股本獲准由人民幣70,000,000元增加至人民幣94,000,000元，分為70,000,000股每股面值人民幣1元的發起人股及24,000,000股每股面值人民幣1元的H股(不包括超額配售的2,400,000股H股)。新增股份與已發行股份在各方面均享有同等權益。本公司亦獲授權按市場需求配發及發行額外2,400,000股每股面值人民幣1元的H股。因此，分別於二零零零年七月二十六日及二零零零年八月十五日以每股港幣11元配售24,000,000股及2,400,000股H股予專業、機構及其他投資者。

(c) 自二零零零年十二月十八日，本公司每股面值人民幣1元的股份已拆細為10股每股面值人民幣0.1元的股份。

16. 認股權

本公司於二零零零年七月五日採用了一項認股權計劃，據此，本公司的董事會可酌情向本集團任何全職僱員授出可認購本公司股份的認股權，惟最多為本公司於授出日期的已發行股份的30%。行使價由董事會釐定，但不少於(a) H股面值；(b) H股於提呈認股權當日以前的連續五個交易日在聯交所創業板所報平均收市價及(c) H股於提呈認股權當日(必須為聯交所創業板所界定的一個營業日)在聯交所創業板所報收市價，此三者中的最高者。然而，在現時中國大陸有關法規對中國公民認購或買賣H股的限制改變或撤銷前，屬於中國公民的僱員概無權行使認股權。

截至二零零零年十二月三十一日止年度，概無向本集團僱員授出任何認股權。

17. Reserves

17. 儲備

Movements were:

變動為：

RMB'000 人民幣千元		Share premium 股份溢價 (2000 二零零零年)	Capital reserve 資本公積 (2000 二零零零年)	Statutory reserves 法定儲備 (2000 二零零零年)	Dividends 股息 (2000 二零零零年)	Retained earnings 留存收益 (2000 二零零零年)	Total 合計 (2000 二零零零年)	Total 合計 (1999 一九九九年)
Consolidated	綜合							
Beginning of year	年初餘額	–	11,379	–	–	–	11,379	13,257
Surplus on revaluation of fixed assets	固定資產評估增值	–	–	–	–	–	–	2,608
Effect of the Reorganisation (Note 1)	重組影響 (附註 1)	–	(18,810)	–	–	–	(18,810)	–
Premium on issuance of H Shares	發行H股溢價	281,964	–	–	–	–	281,964	–
Share issuance expenses	發行股份費用	(30,693)	–	–	–	–	(30,693)	–
Profit (Loss) attributable to shareholders	股東應佔盈利 (虧損)	–	–	–	–	31,067	31,067	(4,486)
Transfer to reserves	撥入儲備	–	7,431	4,664	–	(12,095)	–	–
Proposed dividend	擬派股息	–	–	–	4,820	(4,820)	–	–
End of year	年末餘額	251,271	–	4,664	4,820	14,152	274,907	11,379
Company	公司							
Beginning of year	年初餘額	–	11,379	–	–	–	11,379	
Surplus on revaluation of fixed assets	固定資產評估增值	–	–	–	–	–	–	
Effect of the Reorganisation (Note 1)	重組影響 (附註 1)	–	(18,810)	–	–	–	(18,810)	
Premium on issuance of H Shares	發行H股溢價	281,964	–	–	–	–	281,964	
Share issuance expenses	發行股份費用	(30,693)	–	–	–	–	(30,693)	
Profit attributable to shareholders	股東應佔盈利	–	–	–	–	31,091	31,091	
Transfer to reserves	撥入儲備	–	7,431	4,664	–	(12,095)	–	
Proposed dividend	擬派股息	–	–	–	4,820	(4,820)	–	
End of year	年末餘額	251,271	–	4,664	4,820	14,176	274,931	

(Amounts expressed in Renminbi unless otherwise stated) （除另行説明外，金額以人民幣為單位）

17. Reserves (Cont'd)

(a) Capital reserve

The reserve as at 31st December, 1999 represented the net book value of the assets and liabilities that were transferred to the Company by the predecessor entities.

In accordance with a resolution of an extra-ordinary shareholders' meeting held in July 2000, RMB7,431,000 was transferred from retained earnings to capital reserve.

(b) Statutory reserves

In accordance with the laws and regulations in Mainland China and the Company's articles of association, the Company is required to appropriate 10% and 5% of its profit after taxation, after offsetting any prior years' losses, to the statutory surplus reserve and statutory public welfare fund, respectively, When the balance of the statutory surplus reserve reaches 50% of the Company's share capital; any further appropriation is optional. The statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by issuing new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the remaining balance of the statutory surplus reserve after such issue is not less than 25% of share capital. The statutory public welfare fund can only be utilised on capital items for the collective benefits of the Company's employees, such as construction of dormitories, canteen and other staff welfare facilities, the title to which remains with the Company. This fund is non-distributable other than in liquidation. For the year ended 31st December, 2000, approximately RMB3,109,000 and RMB1,555,000 have been appropriated to statutory surplus reserve and statutory welfare fund, respectively.

17. 儲備（續）

(a) 資本公積

於一九九九年十二月三十一日的資本公積為前身業務轉入本公司的資產及負債賬面淨值。

根據二零零零年七月舉行的特別股東大會的決議，約人民幣7,431,000元留存的收益撥資本公積。

(b) 法定儲備

根據中國大陸有關法律和法規，及公司章程，本公司須在彌補任何以前年度之虧損後，將按税後盈利的10%及5%分別提取法定公積金及法定公益金。當法定公積金餘額達本公司股本50%時，公司可自行決定是否再作提取。法定公積金可用以彌補以前年度之虧損（如有），並可以按現有股東之持股量，向其發行新股或以增加其當時所持股份之面值等方式，把法定公積金轉換為股本，惟公積金餘額在股份發行後不得少於股本的25%。法定公益金只可用於本公司員工集體福利的資本性項目，如興建職工宿舍、飯堂及其他員工福利設施。此等資本性項目之所有權仍歸本公司所有。除清盤外，此項基金不作分派之用。截至二零零零年十二月三十一日止年度，已分別撥出約人民幣3,109,000元及人民幣1,555,000元至法定公積金及法定公益金。

(Amounts expressed in Renminbi unless otherwise stated) (除另行說明外,金額以人民幣為單位)

17. Reserves (Cont'd)

(c) Basis for profit appropriations

Appropriations to statutory reserves are determined based on the financial statements prepared in accordance with the accounting standards and regulations applicable in Mainland China.

In addition, in accordance with the Company's articles of association, the Company declares dividends based on the lower of retained earnings as reported in accordance with the accounting standards and regulations applicable in Mainland China and those reported in accordance with generally accepted accounting principles in Hong Kong, after deduction of the current year's appropriations to the reserves. The difference between these two amounts as at 31st December, 2000 was not material.

17. 儲備(續)

(c) 利潤分配基準

提取法定儲備是根據按照中國大陸適用的會計準則及法則所編製的財務報表而釐定。

此外,根據本公司的公司章程,本公司於扣減本年度之儲備撥款後,可根據中國大陸適用的會計準則及根據香港公認會計準則所申報之留存收益較低者宣派股息。於二零零零年十二月三十一日,該兩者之差額並不重大。

18. Retirement benefits

The Company has participated in defined contribution retirement schemes organised by local government authorities in Mainland China. All of the Mainland China employees are entitled to an annual pension equal to a fixed portion of their basic salaries at their retirement dates. The Company is required to make contributions to the retirement schemes at a rate of 19% of the basic salary of its Mainland China employees and has no further obligation for post-retirement benefits. The retirement plan contributions paid/payable for the year ended 31st December, 2000 pursuant to these arrangements amounted to approximately RMB1,099,000 (1999 –RMB574,000).

18. 退休福利

本公司參與了一項由中國大陸地方政府所統籌之定額供款退休計劃。所有中國僱員均有權取得相當於其退休日之基本工資之固定比例的退休年金。本公司須按中國僱員基本工資的19%對退休計劃供款,除此並無其他退休後福利責任。根據該等安排,於截至二零零零年十二月三十一日止年度已付/應付之退休計劃供款約為人民幣1,099,000元(一九九九年一人民幣574,000元)。

(Amounts expressed in Renminbi unless otherwise stated) (除另行説明外,金額以人民幣為單位)

19. Housing fund

In accordance with the housing reform regulations in Mainland China, the Company is required to make contributions to the state-sponsored housing fund at 10% of the specified salary amount of the Mainland China employees. At the same time, the employees are required to make a contribution equal to the Company's contributions out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Company has no further obligation for housing benefits beyond the above contributions. For the year ended 31st December, 2000, the Company contributed approximately RMB579,000 (1999 – RMB302,000) to the fund.

19. 住房公積金

根據中國大陸的住房改革法規,本公司須按中國僱員工資的10%對國家資助的住房公積金作出供款。同時,僱員亦須從其工資中作出同本公司供款相同的供款。僱員在若干特定的提取情況下,有權索回基金的全部金額。在作出上述供款後,本公司概無其他住房福利的承擔。截至二零零零年十二月三十一日止年度,本公司向該公積金支付的供款約為人民幣579,000元(一九九九年－人民幣302,000元)。

20. Segment information 20. 分類資料

RMB'000 人民幣千元		Consolidated 綜合 2000 二零零零年	1999 一九九九年
Turnover	**營業額**		
Global Positioning System application systems	全球定位應用系統	22,563	163
Network security products	網絡安全產品	22,043	6,066
Wireless fire alarm systems	無線消防報警系統	6,621	1,031
Application specific integrated circuits	專用集成電路	6,287	683
Smart card application systems	聰明咭應用系統	3,329	2,476
		60,843	10,419
Profit (Loss) attributable to shareholders	**股東應佔盈利(虧損)**		
Global Positioning System application systems	全球定位應用系統	19,161	(3,120)
Network security products	網絡安全產品	6,179	476
Wireless fire alarm systems	無線消防報警系統	4,775	(340)
Application specific integrated circuits	專用集成電路	3,258	(1,296)
Smart card application systems	聰明咭應用系統	(1,005)	(219)
Unallocated corporate expenses	不可分配的公司費用	(7,818)	–
Interest income	利息收入	6,726	13
Exchange loss	滙兑損失	(209)	–
		31,067	(4,486)
Depreciation of fixed assets	**固定資產折舊**		
Global Positioning System application systems	全球定位應用系統	394	186
Network security products	網絡安全產品	279	108
Wireless fire alarm systems	無線消防報警系統	55	117
Application specific integrated circuits	專用集成電路	1,766	851
Smart card application systems	聰明咭應用系統	39	–
Corporate office	公司總部	427	–
		2,960	1,262
Capital expenditures (purchase of fixed assets)	**資本支出(購入固定資產)**		
Global Positioning System application systems	全球定位應用系統	73	894
Network security products	網絡安全產品	1,221	191
Wireless fire alarm systems	無線消防報警系統	29	28
Application specific integrated circuits	專用集成電路	329	26
Smart card application systems	聰明咭應用系統	2	–
Corporate office	公司總部	2,812	–
		4,466	1,139

20. Segment information (Cont'd) 20. 分類資料(續)

RMB'000 人民幣千元		Consolidated 綜合 2000 二零零零年	Consolidated 綜合 1999 一九九九年	Company 公司 2000 二零零零年
Assets	**資產**			
Global Positioning System application systems	全球定位應用系統	19,875	12,613	19,875
Network security products	網絡安全產品	12,904	1,166	12,904
Wireless fire alarm systems	無線消防報警系統	6,294	2,656	6,294
Application specific integrated circuits	專用集成電路	11,974	8,123	11,974
Smart card application systems	聰明咭應用系統	1,136	1,741	1,136
Unallocated corporate assets	不可分配的公司資產	334,617	–	334,641
		386,800	26,299	386,824
Liabilities	**負債**			
Global Positioning System application systems	全球定位應用系統	1,807	10,519	1,807
Network security products	網絡安全產品	5,849	2,435	5,849
Wireless fire alarm systems	無線消防報警系統	651	1,742	651
Application specific integrated circuits	專用集成電路	1,097	36	1,097
Smart card application systems	聰明咭應用系統	2,378	188	2,378
Unallocated corporate liabilities	不可分配的公司負債	3,711	–	3,711
		15,493	14,920	15,493

21. Notes to the cash flow statement

21. 現金流量報表附註

(a) Reconciliation of profit (loss) before taxation to net cash (outflow) inflow from operating activities

(a) 稅前盈利(虧損)與經營活動現金(流出)流入淨額的調節

RMB'000 *人民幣千元*		**2000** 二零零零年	**1999** 一九九九年
Profit (Loss) before taxation	稅前盈利(虧損)	31,067	(4,486)
Interest income	利息收入	(6,726)	(13)
Depreciation of fixed assets	固定資產折舊	2,960	1,262
Loss on disposal of fixed assets	處置固定資產損失	104	133
Provision for warranty	保修撥備	–	500
Increase in inventories	存貨增加	(997)	(920)
(Increase) Decrease in prepayments and other current assets	預付款及其他流動資產(增加)減少	(17,902)	4,635
Increase in accounts receivable	應收賬款增加	(19,841)	(2,428)
Increase in accounts payable	應付賬款增加	3,831	741
Increase in accrued liabilities	預提費用增加	4,933	354
(Decrease) Increase in deferred revenue	遞延收益(減少)增加	(9,757)	11,282
Net cash (outflow) inflow from operating activities	經營活動現金(流出)流入淨額	(12,328)	11,060

21. Notes to the cash flow statement (Cont'd)

(b) Loans

During the year ended 31st December, 2000, the Company advanced loans (denominated in Hong Kong dollar) totalling of approximately RMB19.3 million, including approximately RMB10.7 million to an independent third party and approximately RMB8.6 million to a director of Beida Jade Bird. These loans bore interest at Hong Kong prime lending rate plus 1%, unsecured and repayable within one to three months. These loans were repaid before 31st December, 2000.

Subsequent to 31st December, 2000, the Company advanced loans (denominated in Hong Kong dollar) totalling of approximately RMB15 million to the above mentioned third party. These loans bore interest at Hong Kong prime lending rate plus 1%, unsecured and repayable in three months.

21. 現金流量報表附註(續)

(b) 貸款

截至二零零零年十二月三十一日止年度,本公司合共提供港幣貸款約人民幣19,300,000元,包括予一位獨立第三者約人民幣10,700,000元及一位北大青鳥董事約人民幣8,600,000元。此等貸款的利率為香港優惠利率加1%,無抵押,期限為一至三個月。上述貸款均已於二零零零年十二月三十一日前歸還。

於二零零零年十二月三十一日後,本公司共提供港幣貸款約為人民幣15,000,000元予上文述及之獨立第三者。此等貸款的利率為香港優惠利率加1%,無抵押,期限為三個月。

21. Notes to the cash flow statement (Cont'd) 21. 現金流量報表附註（續）

(c) Analysis of changes in financing during the year (c) 年內融資變動分析

RMB'000 人民幣千元		2000 二零零零年 Share capital 股本	Capital reserve/ Share premium 資本公積／股份溢價	Total 合計	1999 一九九九年 Total 合計
Balance as at 1st January	於一月一日之餘額	–	11,379	11,379	13,257
Net cash inflow from financing	融資現金流入淨額				
– contribution by promoteres (see Note 21(d))	－發起人出資額（參見附註21(d)）	70,000	(18,810)	51,190	–
– issuance of H Shares	－發行H股	26,400	251,271	277,671	–
Surplus on revaluation of fixed assets	固定資產評估增值	–	–	–	2,608
Transfer from retained earnings (see Note 17(a))	留存收益撥入（參見附註17(a)）	–	7,431	7,431	(4,486)
Balance as at 31st December	於十二月三十一日之餘額	96,400	251,271	347,671	11,379

(d) Contribution by promoters in connection with the Reorganisation

Pursuant to the Reorganisation, the Company was incorporated with a registered capital of RMB70,000,000, of which approximately RMB18,810,000 of the capital paid up by the predecessor entities were applied towards settlement of the consideration for the transfer to the Company of the assets, liabilities and businesses of these predecessor entities. Accordingly, the net cash contribution by the promoters amountd to approximately RMB51,190,000.

(d) 就重組有關的發起人注資

根據重組，本公司於註冊成立時註冊資本為人民幣70,000,000元，其中約人民幣18,810,000元由前身業務注資的資本乃作為轉讓此等前身業務的資產，負債及業務的代價。因此發起人的注資淨額約為人民幣51,190,000元。

21. Notes to the cash flow statement (Cont'd)

21. 現金流量報表附註(續)

(e) Cash and cash equivalents

(e) 現金及現金等價物

Cash and cash equivalents is analysed as follows:

現金及現金等價物的分析如下:

RMB'000 *人民幣千元*		**2000** **二零零零年**	**1999** **一九九九年**
Cash and bank deposits	現金及銀行存款	327,469	12,341
Less: Bank deposits with maturity over three months	*減:*三個月以上的銀行存款	(212,280)	–
Cash and cash equivalents	現金及現金等值	115,189	12,341

22. Commitments

22. 承諾事項

As at 31st December, 2000, the Group had operating lease commitments in respect of premises under various non-cancellable operating lease agreements. The amounts payable under these agreements are analysed as follows:

於二零零零年十二月三十一日,本集團有多項不可撤銷的經營租賃協議的物業經營租賃承諾,並根據此等協議的應付承諾分析如下:

RMB'000 *人民幣千元*		**Consolidated** **綜合**	**Company** **公司**
Amounts payable within	於期內應付款額		
– one year	一一年內	1,433	1,433
– between one to two years	一一年至兩年	824	824
– between two to five years	一兩年至五年	13	13
		2,270	2,270

22. Commitments (Cont'd)

The commitments payable within the next twelve months are analysed as follows:

22. 承諾事項（續）

在未來十二個月的應付承諾分析如下：

RMB'000 *人民幣千元*		**Consolidated** 綜合	**Company** 公司
Leases expiring within a period	於期間到期的租賃		
– not exceeding one year	－不超過一年	364	364
– within one to two years	－一年至兩年	1,046	1,046
– within two to five years	－兩年至五年	23	23
		1,433	1,433

23. Subsequent events

On 28th March, 2001, the Board of Directors proposed the payment of a dividend of RMB0.005 per share (including promoter shares and H Shares), totalling approximately RMB4,820,000, in respect of the year ended 31st December, 2000. The proposed dividend is subject to approval by the Company's shareholders in general meeting.

23. 期後事項

於二零零一年三月二十八日，董事會建議派發截至二零零零年十二月三十一日止年度每股人民幣0.005元的股息（包括發起人股份及H股），共計約為人民幣4,820,000元。該擬派股息尚待公司股東大會批准。

NOTICE IS HEREBY GIVEN THAT the 2000 annual general meeting ("AGM") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited ("the Company") will be held at Granville Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 29th May, 2001 at 10:00a.m. for the following purposes:–

茲通告北京北大青鳥環宇科技股份有限公司(「本公司」)謹訂於二零零一年五月二十九日(星期二)上午十時正假座香港金鐘道88號太古廣場港麗酒店大堂低座金威廳舉行二零零零年度股東週年大會,以處理下列事項:

I. As ordinary resolutions:

1. To consider and approve the Report of the Directors for the year 2000;
2. To consider and approve the Report of the Supervisory Committee for the year 2000;
3. To consider and approve the audited consolidated financial statements for the year 2000;
4. To consider and approve the final dividend distribution proposal for the year 2000;
5. To consider and approve the appropriations to statutory surplus reserve and statutory public welfare fund for the year 2000;
6. To consider the reappointment of Arthur Andersen & Co as auditors for the year 2001 and to authorize the Directors to fix their remuneration;
7. To consider and approve the remuneration for Directors and Supervisors of the Company for the year 2001;
8. To transact any other businesses.

I. 以普通決議案通過的事項

1. 審議並通過本公司二零零零年度董事會工作報告;
2. 審議並通過本公司二零零零年度監事會工作報告;
3. 審議並通過本公司及其附屬公司截至二零零零年度之經審核綜合財務報告;
4. 審議並通過二零零零年度末期股息分配議案;
5. 審議並通過二零零零年度提取法定公積金及法定公益金議案;
6. 審議並通過續聘安達信公司任本公司二零零一年度核數師並授權董事會決定其酬金的方案;
7. 審議並通過本公司二零零一年度董事及監事酬金事項;及
8. 處理任何其他事項。

II. As special resolutions:

1. To consider and approve the renewal of the resolution passed by the shareholders of the Company on 5th July, 2000 and subject to and conditional upon approval of and permission to deal with the H Shares in the share capital of the Company, which are intended to be issued by the Company, by the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited and approval of the resolution by the China Securities Regulatory Committee, a mandate is to be given to the board of Directors:

(a) to place and/or issue Domestic Shares and/or H Shares within a period of twelve months from the date of the resolution provided that the number of Domestic Shares and/or H Shares to be placed and/or issued shall not exceed 20 per cent. of the numbers of Domestic Shares and H Shares separately then in issue ("20 per cent. limit");

(b) to decide within the 20 per cent. limit the number of Domestic Shares and/or H Shares to be placed and/or issued and to deal with matters arising out of and incidental to such placement and/or issue of new Shares; and

(c) to make such necessary amendments to articles 17, 18 and 21 of the Articles of Association to reflect changes in the share capital of the Company arising out of such placement and/or issue of Shares;

II. 以特別決議案通過的事項

1. 審議並通過延續根據本公司股東於二零零零年七月五日通過之一項決議案及受制於及有待香港聯合交易所有限公司創業板上市委員會批准本公司擬發行的本公司股本中的H股上市及買賣及中國證監會批准後，授予董事會一項授權：

(a) 由決議案日期起計十二個月期間內配售及／或發行內資股及／或H股，惟將予配售及／或發行之內資股及／或H股之數目不得超過當時內資股及H股各自之已發行數目20%（「20%限額」）；

(b) 以20%限額為限，確定將予配售及／或發行之內資股及／或H股之數目，以及處置因配售及／或發行該等新股份所產生或與之有關之事宜；及

(c) 對公司組織章程細則第17、第18及第21條作出必要之修訂，以反映本公司股本因該項股份配售及／或發行所引致之變動；

such mandate to remain in effect for a period of twelve months from the date of passing of the renewal of the resolution or until the revocation or variation of the mandate by a special resolution of the holders of the Shares.

該授權將由決議案通過日期起計之十二個月期間，或直至股份持有人以特別決議案撤回或修訂該授權時為止維持有效。

By Order of the Board
Xu Zhen Dong
Chairman

承董事會命
許振東
主席

Beijing, the PRC, 30th March, 2001

中國，北京，二零零一年三月三十日

Notes:

1. The H Share register of shareholders of the Company will be closed from 28th April, 2001 to 29th May, 2001 (both days inclusive), during which time no transfer of H Shares will be effected. Any holder of Promoters' Shares or H Shares whose name appears on the register of members of the Company at 4:00 p.m. on 27th April, 2001 will be entitled to attend and vote at the AGM.

2. Any holder of Promoters' Shares or H Shares entitled to attend and vote at the AGM convened by the above notice is entitled to appoint in writing one or more proxies to attend and vote at the AGM on his behalf. A proxy needs not be a holder of Promoters' Shares or H Shares of the Company.

3. A proxy form for the AGM is enclosed. In order to be valid, the proxy form together with the power of attorney or other authority, if any, under which it is signed or a notarily certified copy of the power of attorney must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time appointed for holding the AGM or any adjournment thereof.

4. Holders of Promoters' Shares or H Shares who intend to attend the AGM should complete the enclosed reply slip for the AGM and return it to the Company's H Share Registrar, Hong Kong Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong on or before Tuesday, 8th May, 2001. The reply slip may be delivered by hand, by post or by fax to the number (852) 2579-0095.

附註:

1. 本公司將於二零零一年四月二十八日至二零零一年五月二十九日（包括首尾兩日）暫停辦理H股股份過戶登記。於二零零一年四月二十七日下午四時前名列本公司股東名冊的發起人股或H股股東，均有權出席上述通告召開之股東週年大會並於會上投票。

2. 凡有權出席上述通告召開之股東週年大會並於會上投票之發起人股或H股股東均有權以書面形式委任一名或多名代表代其出席及投票。受委代表毋須為本公司發起人股或H股股東。

3. 隨函附奉股東週年大會適用之投票代表委任表格。投票代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署之授權書副本，必須於股東週年大會或其任何續會指定舉行時間二十四小時前送達本公司之H股股份過戶登記處香港證券登記有限公司，地址為香港德輔中199號維德廣場2樓，方為有效。

4. 有意出席股東週年大會之發起人股或H股股東必須填妥隨附之股東週年大會回條，並將回條於二零零一年五月八日（星期二）或該日之前交回本公司H股股份過戶登記處香港證券登記有限公司（地址為香港德輔道中199號維德廣場2樓）。回條可親身交回，亦可以郵遞或傳真方式交回，傳真號碼為(852)2579-0095。

Principal place of business in PRC
中國主要營業地點

Room 1715, Corporate Square, No.35 Financial Street,
Xi Cheng District, Beijing 100032 PRC
Tel: (86) 10-6275-1795   Fax: (86) 10-6275-8434

中國北京西城區金融大街35號國際企業大廈1715室
郵編：100032
電話：(86)-10-6275-1795
傳真：(86)-10-6275-8434

Place of business in Hong Kong
香港營業地點

Unit 02, 7th Floor, Asia Pacific Centre,
8 Wyndham Street, Central, Hong Kong
Tel: (852) 2521 1668   Fax: (852) 2521 1669

香港中環雲咸街8號亞洲太平洋中心7樓02室
電話：(852) 2521 1668
傳真：(852) 2521 1669

Website of the Company
本公司網址

www.chinazibo.com